Nexa Reports First Quarter 2022 Results including Adjusted EBITDA of US$208 Million

Luxembourg, April 28, 2022 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three months ended March 31, 2022.

CEO Message – Ignacio Rosado

“We have delivered another strong result, overcoming operational challenges such as the emergence of Omicron variant and the flooding in Vazante. We believe that our financial discipline combined with our focus on operational efficiency along with constantly improving execution, will support our annual guidance and create sustainable value, allowing us to grow stronger as a socially responsible Company and an attractive investment option for the market.

Looking ahead, overall sentiment remains optimistic, and the fundamental outlook for base metals remains positive, supporting solid demand for our products. Nonetheless, we continue to closely monitor risks associated with the potential of new COVID-19 variants, the Russia-Ukraine war, and supply chain disruptions amid inflationary pressures.

The Aripuanã project is on track and commercial production is expected to begin in 3Q22, while exploration activities continue to progress with prospects of adding new resources during this year.

Unfortunately, this week we had a fatal accident with two of our contractors in El Porvenir. We would like to express our condolences to the families. A full investigation is in process. The safety of our employees remains our top priority and we continue to work in procedures to eliminate accident risks.”

Summary of Financial Performance

US$ million (except per share amounts)	1Q22	1Q21
Net revenues	722	603
Gross profit	197	174
EBITDA (1)	189	180
Net income (loss)	74	32
Basic and diluted earnings per share ("EPS")	0.48	0.17
Adjusted EBITDA (1)	208	180
Adjusted net income (loss) (1)	94	32
Adjusted basic and diluted EPS (1)	0.62	0.17
Cash provided by operating activities before working capital (1) (2)	227	139
CAPEX	83	84
Free cash flows (1)	(168)	(80)
Total cash (3)	599	1,034
Net debt (1)	1,122	933

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS exclude the non-cash impact related to the offtake agreement. Please refer to the adjusted EBITDA reconciliation and “Offtake agreement” on pages 12 and 37 of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the Condensed Consolidated Financial Statements ended on March 31, 2022.

(2) Working capital in 1Q22 had a negative impact of US$156 million, while working capital in 1Q21 had a positive variation of US$13 million.

(3) Cash, cash equivalents and financial investments.

Executive Summary

Operational Performance

▪	The mining segment performed well during the quarter with production generally in line with expectations. Zinc production decreased to 66kt in 1Q22 compared to 77kt in 1Q21 and 81kt in 4Q21 due to lower grades and Vazante temporary capacity reduction from mid-January 2022 until the end of March. Vazante resumed full production in early April. Furthermore, treated ore volume in Cerro Lindo decreased 11% from 4Q21 due to reduced workforce in January, in response to Omicron, and higher volcanic materials, which affected our productivity.
▪	Run of mine mining cost in 1Q22 was US$45/t compared to US$39/t in 1Q21 and US$44/t in 4Q21.
▪	Mining cash cost net of by-products[1] in 1Q22 was US$0.19/lb compared with US$0.24/lb in 1Q21. Lower volumes and higher operational costs, resulting from inflationary pressures, were offset by lower TCs and higher by-products credits. Compared to 4Q21, mining cash cost decreased by 23%, positively affected by higher by-products prices.
▪	The smelting segment also performed as planned and metal production was 135kt, down 12% from 1Q21, mainly driven by the temporary decrease in supply from Vazante and the reduction of calcine availability, as previously disclosed. Compared to 4Q21, production also decreased by 12%.
▪	In 1Q22, metal sales were 134kt, down 9% and 15% compared to 1Q21 and 4Q21, respectively, following lower production volume.
▪	In 1Q22, smelting conversion cost was US$0.25/lb compared with US$0.18/lb in 1Q21 and US$0.23/lb in 4Q21, due to inflationary cost pressures including energy and other variable costs. Costs were also affected by the Brazilian real appreciation against the U.S. dollar.
▪	Smelting cash cost[1] in 1Q22 was US$1.26/lb compared with US$0.99/lb in 1Q21, mainly explained by higher zinc prices. LME zinc price averaged US$3,754/t in 1Q22, up 37% from 1Q21. Compared to 4Q21, smelting cash cost decreased by 2.2%, mainly due to higher by-products contribution.
Mining production (metal in concentrate)		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Zinc	kt	66.3	81.1	79.9	81.6	77.4	319.9
Copper	kt	6.9	7.0	7.8	6.9	7.9	29.6
Lead	kt	12.4	12.7	10.8	11.7	10.4	45.6
Silver	MMoz	2.2	2.3	2.2	2.2	2.1	8.8
Gold	koz	6.4	8.2	6.4	6.1	4.8	25.5

Smelting sales		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Metal	kt	134.3	158.4	155.5	156.6	148.4	618.8
Zinc metal		124.0	148.1	144.6	146.7	138.5	577.9
Zinc oxide		10.4	10.3	10.9	9.9	9.8	40.9

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

2

Corporate Highlights

▪	Nexa declared in February and paid in March a distribution to Nexa’s shareholders of US$50 million, US$44 million as dividend and US$6 million as share premium, or approximately US$0.331275 per common share and US$0.046258 per common share, respectively.
▪	Nexa is the first international-based sponsor partner of Artemis Project (based in Canada), which a year ago expanded its operations to Brazil. Artemis Project is a social enterprise founded by a collective of female entrepreneurs focused on disruptive changes in global economic, environmental, and social development in mining. Nexa will collaborate with companies associated with Artemis, aiming for access to innovative and sustainable solutions to increase diversity in its supply chain.
▪	Nexa and USP (“University of São Paulo”) signed a partnership to improve risk management and enhance our existing operational safety program, which seeks to reduce the frequency and severity of accidents and illnesses and increase awareness of and practices to promote health and well-being.
▪	Nexa will release its 2021 Annual Sustainability Report in May, 2022, according to the Integrated Reporting Council (IIRC) standard and to the Global Reporting Initiative (GRI) standard, and for some metrics also according to the Sustainability Accounting Standards Board (SASB). The report provides detailed and transparent information on the main economic, financial, environmental, and social results achieved throughout 2021.
▪	Nexa provided training and published its Code of Conduct for Suppliers in the quarter. The purpose of this document is to establish the rules that are to guide our suppliers’ ethical and socio-environmental behavior, which are directly related to our Code of Conduct and reflect a responsible and transparent performance.
▪	In April 2022, Moody’s affirmed its “Ba2” rating and "stable” outlook for Nexa, reflecting the expectation that Nexa will maintain its competitive cost position and continue to invest to increase its mine-smelting integration. At the same time, Moody’s expects Nexa to maintain adequate liquidity and leverage within the target set by its financial policies while carrying out its expansion projects.

Financial Performance

▪	Net revenues in 1Q22 were US$722 million compared with US$603 million in 1Q21 due to higher metal prices.
▪	In January, 2022 Nexa signed an agreement to replace an existing obligation of royalty payments from Aripuanã with a 5-year copper supply contract, limited to 31kt. 100% of the copper concentrate produced by Aripuanã will be sold at the lower of current market prices or a price cap. The accounting for the financial instrument related to this agreement resulted in the recording of a non-cash expense of US$19 million in the quarter.
▪	Excluding this non-cash impact, adjusted EBITDA in 1Q22 was a record for a first quarter of US$208 million, compared with US$180 million in 1Q21 and US$136 million in 4Q21. Higher prices and cost reduction initiatives were able to partially offset inflationary cost pressures and the Brazilian real appreciation.
▪	Adjusted EBITDA for the mining segment in 1Q22 was US$127 million, up 31% and 16% from 1Q21 and 4Q21, respectively.
▪	Adjusted EBITDA for the smelting segment in 1Q22 reached US$82 million compared with US$84 million in 1Q21 and US$27 million in 4Q21.
▪	In 1Q22, adjusted net income was US$94 million. Adjusted net income attributable to Nexa’s shareholders was US$82 million resulting in an adjusted earnings per share of US$0.62.
3

Financial Position and Financing

▪	Total cash[2] decreased to US$599 million at March 31, 2022, due to the early redemption of all outstanding 4.625% Notes 2023 and the continued investment over the quarter in excess of operating cash flows. Our current available liquidity remains strong at US$899 million, including the revolving credit facility.
▪	In March 2022, Nexa entered into a 5-year export credit note agreement in the principal amount of US$90 million.
▪	Cash flows from operating activities excluding working capital changes amounted to US$227 million. Interest and income tax payments amounted to US$93 million, while we invested US$46 million in sustaining (including HSE) CAPEX. As a result, our net cash flow from operations excluding working capital changes net of our interest and income tax payments and sustaining CAPEX was positive in US$88 million.
▪	This cash was primarily used to invest in Aripuanã and pay shareholders’ dividend and share premium. Regarding financing activities, we had a negative net effect of US$43 million due to the early redemption of our Notes 2023, partially offset by the new export credit note. Foreign exchange effect on cash and cash equivalents had a positive effect of US$31 million.
▪	Working capital changes were a negative of US$156 million in first quarter. This performance is mainly explained by higher LME prices on inventories and receivables, and lower outstanding amounts of trade payables.
▪	Consequently, free cash flow in 1Q22 was negative in US$168 million.

▪	Refer to our “Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation” section for further details.
▪	Net debt to Adjusted EBITDA ratio for the last twelve months increased to 1.53x compared with 1.37x at the end of December and decreased compared with 1.73x a year ago.

Growth Strategy

▪	In the short term, we are working to improve our operational performance while capitalizing on high base metal prices and generating cash in our mines and smelters and expand our current resources through infill and exploratory drilling in all our mines.
▪	We continue to evaluate our capital allocation strategy and the jurisdictions where we are operating.
▪	In the medium-term, our aspiration is to increase copper production to 100kt per year.

Aripuanã

▪	The project mechanical completion is concluded, and the beneficiation plant commissioning is more than 75% complete.
▪	We continue with mine development activities in both the Arex and Link mines. Approximately, 630kt of ore has been stockpiled, accounting for 3.3 months of production.
▪	Commercial production is expected to begin in 3Q22.
▪	In 1Q22, we invested US$27 million, for cumulative CAPEX of US$593 million since the beginning of construction.
▪	Refer to our “Aripuanã project” section for further details.

2 Cash and cash equivalents and financial investments

4

Outlook

Production and Sales Guidance

▪	Guidance for 2022 is outlined below and remains unchanged. As of the date of this report, Nexa has not experienced significant disruptions to production, sales, or its supply chain due to COVID-19, the Russia-Ukraine war or inflation.
▪	In 2022, we expect an additional 7% of cost into our operating costs related to workforce, energy, material and supplies due to inflationary cost pressure.
▪	Our guidance assumes that we will continue to overcome the scenario of restricted protocols to access our mines and potentially more limited workforce and logistics due to COVID-19 and ongoing pressure in our supply chain. However, guidance is subject to change given a higher-than-normal degree of uncertainty due to the duration of COVID-19 and the Russia-Ukraine war, and their impact on the global economy. We continue to monitor developments related to the COVID-19 pandemic, the Russia-Ukraine war, the inflationary pressure on costs, the appreciation of the Brazilian real, and demand for our products.

5

Mining production		1Q22	2022e
(metal in concentrate)

Zinc	kt	66	287	-	318
Cerro Lindo		21	81	-	86
El Porvenir		13	49	-	53
Atacocha		2.4	8.5	-	9.4
Vazante		25	118	-	127
Morro Agudo		4.7	16	-	19
Aripuanã		0	14	-	23

Copper	kt	6.9	28	-	35
Cerro Lindo		6.8	26	-	33
El Porvenir		0.1	0.3	-	0.3
Aripuanã		0	1.6	-	2.3

Lead	kt	12	46	-	55
Cerro Lindo		3.4	11	-	12
El Porvenir		5.4	15	-	18
Atacocha		2.1	10	-	11
Vazante		0.2	1.0	-	1.2
Morro Agudo		1.3	4.3	-	4.8
Aripuanã		0	5.0	-	7.7

Silver	MMoz	2.2	8.6	-	10
Cerro Lindo		1.0	3.9	-	4.1
El Porvenir		1.0	3.1	-	3.6
Atacocha		0.2	1.0	-	1.1
Vazante		0.1	0.3	-	0.4
Aripuanã		0.0	0.3	-	0.5

	Cost ROM		Cash cost (1) net of by-product (US$/lb)

Operating costs	1Q22 (US$/t)	1Q22 (US$/lb)	1Q22	2022e

Mining	45.2	0.02	0.19	0.23
Cerro Lindo	41.0	0.02	(0.34)	(0.41)
El Porvenir	62.1	0.03	0.37	0.43
Atacocha	38.0	0.02	(0.30)	(0.03)
Vazante	43.7	0.02	0.46	0.51
Morro Agudo	43.4	0.02	0.93	0.86

(1) 2022 C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

6

	Conversion cost		Cash cost (2) net of by-product (US$/lb)

Operating costs	1Q22 (US$/t)	1Q22 (US$/lb)	1Q22	2022e

Smelting	556.5	0.25	1.26	1.15
Cajamarquilla	605.2	0.27	1.12	1.07
Três Marias	346.7	0.16	1.47	1.22
Juiz de Fora	791.7	0.36	1.35	1.29

(2) 2022 C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Capital Expenditures (“CAPEX”) Guidance

▪	Nexa made investments of US$83 million in 1Q22. Of this amount, 35% was allocated to expansion projects, mainly driven by Aripuanã. The Brazilian real appreciation against the U.S. dollar had a negative impact of US$4.7 million in the quarter.
▪	We expect the disbursement of investments to accelerate in the upcoming quarters and 2022 CAPEX guidance remains unchanged at US$385 million.
CAPEX	1Q22	2022e
(US$ million)
Expansion projects	29	75
Aripuanã	27	59
Others (1)	2	16
Non-Expansion	48	310
Sustaining (2)	40	256
HSE	6	36
Others (3)	2	18
Reconciliation to Financial Statements (4)	5	-
TOTAL	83	385

(1) Including Vazante LOM extension, Magistral FEL3 and Bonsucesso FEL3 studies completion.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials.

Exploration & Project Evaluation and Other Expenses Guidance

▪	Total planned exploration and project evaluation expenditures are expected to be US$82 million in 2022 and remain unchanged.
▪	As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.
7

Other Operating Expenses	1Q22	2022e
(US$ million)
Exploration	14	64
Mineral Exploration	7	43
Mineral rights	2	8
Sustaining (mine development)	4	13

Project Evaluation	2	18

Exploration & Project Evaluation	16	82

Other	2	18
Technology	1	12
Communities	1	5

8

Earnings Release – 1Q22

This Earnings Release should be read in conjunction with the Condensed consolidated interim financial statements at and for the three-month period ended March 31, 2022. This document contains forward-looking statements.

Table of contents

Aripuanã project	9
Consolidated performance	11
Business performance - Mining	15
Business performance - Smelting	26
Liquidity and Indebtedness	34
Projects pipeline	37
Others	38
Market scenario	39
Risks and uncertainties	41
Use of Non-IFRS Financial Measures	42
Cautionary Statement on Forward Looking Statements	43
Upcoming Event	45
Appendix	46
9

Aripuanã project

At the end of 1Q22, overall physical progress reached 100%. All the areas of the beneficiation plant were delivered to the operations for commissioning. The project mechanical completion is concluded and we are on track to achieve commercial production in 3Q22.

The commissioning process of the beneficiation plant reached more than 75% of progress at the end of 1Q22. The comminution system and tailings flow have been already fully tested (hot commissioning of crushing, crushed ore silo, griding - SAG and ball mills, thickeners and related utilities systems, with the tailings filters are also ready to be hot commissioned).

In 2Q22, we plan to continue with the cold and hot commissioning of flotations’ circuits for the three minerals and the concentrate filters. The remaining beneficiation plant circuits, such as flocculants are under commissioning phase to allow the start operations.

In 1Q22, we invested US$27 million to develop Aripuanã resulting in CAPEX of US$593 million since the beginning of construction. The total estimated CAPEX for the Aripuanã project is US$625 million.

The project timeline and capital cost of the Aripuanã project set out above are subject to the successful completion of the updated commissioning plan which is ongoing.

Horizontal mine development reached an accumulated of 18,284 meters developed for both mines by the end of March 2022, compared to 15,900 meters at the end of December 2021. Approximately, 630kt of ore has been stockpiled, which corresponds to 3.3 months of production (not considering the ramp-up period), up from 552kt at the end of December 2021.

We have 585 employees working on mine, plant, maintenance, process, environment, safety and health and administrative activities of operation. In addition, the qualification program for future mining operators is ongoing. We have 195 new candidates in selection for the four new classes starting in April. Currently there are 31 students in class.

10

Administrative Buildings	Beneficiation Plant aerial view

Fuel Station for Mine/Mobile Equipment	Workshop/Wheel Washer

Beneficiation Plant Aerial View (with silo)	Pastefill Area

11

Consolidated performance

Selected financial information

US$ million (excepted indicated otherwise)	1Q22	1Q21

Net Revenue	722	603
Mining	322	255
Smelting	562	468
Intersegment results | Adjustments	(162)	(121)

Cost of Sales	(525)	(429)
Mining	(193)	(166)
Smelting	(503)	(387)
Intersegment results | Adjustments	171	124

Selling, general and administrative	(36)	(30)
Mining	(15)	(16)
Smelting	(15)	(12)
Intersegment results | Adjustments	(6)	(3)

Depreciation and amortization	66	59
Mining	45	38
Smelting	20	20
Intersegment results | Adjustments	1	1

Adjusted EBITDA (1)(2)	208	180
Mining	127	97
Smelting	82	84
Intersegment results | Adjustments	(1)	(1)
Adj. EBITDA margin (%)	28.9%	29.8%

Adjusted Net income (loss) (2)	94	32
Attributable to Nexa's shareholders	82	23
Attributable to non-controlling interests	11	8.8

Adjusted Basic and diluted earnings (losses) per share	0.62	0.17

Cash provided by operating activities before working capital (3)	227	139
Free cash flows (2)	(168)	(80)
CAPEX	83	84

Liquidity and Indebtdeness
Total cash (4)	599	1,034
Net debt (2)	1,122	933
Net debt / LTM Adj. EBITDA (x)	1.53	1.73

(1) Includes non-recurring expenses relating to the Nexa Way program in 1H21.

(2) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA excludes the non-cash impact related to the offtake agreement. Please refer to the Adjusted EBITDA reconciliation and “Offtake agreement” on pages 12 and 37 of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the Condensed Consolidated Financial Statements ended on March 31, 2022.

(3) Working capital in 1Q22 had a negative impact of US$156 million, while working capital in 1Q21 had a positive variation of US$13 million.

(4) Cash, cash equivalents and financial investments.

12

Net revenues

In 1Q22, net revenues were US$722 million, 20% higher year-over-year, mainly driven by higher LME prices, partially offset by lower volumes. The LME average prices for zinc, copper, and lead were up by 37%, 18% and 16%, respectively, compared to the same period of 2021 – for more information, refer to “Market Scenario” section.

Compared to 4Q21, net revenues increased by 7% also explained by the aforementioned factors.

Cost of sales

In 1Q22, cost of sales amounted to US$525 million, up 22% year-over-year. The cost increase was mainly driven by our smelting segment due to the increase in metal prices and the decrease in TCs, affecting the concentrate cost. Inflationary cost pressure on operating costs also impacted both segments. The appreciation of the Brazilian real against the U.S. dollar between the periods also had a negative impact. Compared to 4Q21, cost of sales decreased by 10%, driven by lower volumes.

Mineral exploration and project evaluation

In 1Q22, mineral exploration and project evaluation investment was US$16 million, an increase compared to 1Q21 (US$14 million) driven by higher sustaining (mine development) expenses.

In the quarter, 28km were drilled in Peru and Brazil, including 16km of exploratory drilling with 14 rigs and 12km of brownfield infill drilling with 9 rigs.

Brownfield exploration programs have progressed as expected and exploration activities continued to focus on extensions of known orebodies. At Aripuanã, exploratory drilling has been focused on the northwest extension of Babaçu where new drilling continues to confirm high-grade mineralization. For additional information, please refer to our 1Q22 Exploration Report published on April 25, 2022.

COVID-19 expenses

Following the best market practices, protocols to mitigate the spread of COVID-19 were implemented during 2020 in all our operations and remain in place. We continue working on three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

In 1Q22, COVID-19 related costs totaled US$2.8 million (US$2.3 million in mining, and US$0.5 million in smelting) and are included in cost of sales and in operating expenses.

SG&A

In 1Q22, SG&A expenses amounted to US$36 million, up 18% compared to 1Q21 (US$30 million) primarily driven by higher commercial expenses. As a ratio of net revenue, SG&A expenses stood at 5%, like 1Q21. Compared to 4Q21, SG&A expenses were down by US$3.5 million.

Adjusted EBITDA

In 1Q22, Adjusted EBITDA was US$208 million compared with US$180 million in the same period for the prior year. The main factors that contributed to this performance were (i) the positive variation of US$74 million due to higher LME metal prices; and (ii) higher by-products contribution of US$42 million; which offset (iii) higher operating costs explained by inflationary pressures on logistics, third-party services, maintenance and consumable costs for a total aggregate amount of US$50 million; and (iv) the negative variation of US$23 million due to lower sales volume.

13

Compared to 4Q21, Adjusted EBITDA increased by 53%, the main factors that contributed to this performance were (i) the positive variation of US$62 million due to higher LME metal prices and the positive effect in hedge book difference, which had a negative impact in 4Q21 and was expected to be reversed as the stock position turned over, as mentioned in previous quarter; (ii) higher by-products contribution of US$21 million; and (iii) lower mineral exploration and project evaluation expenses; partially offset by (iv) the negative variation of US$31 million due to lower sales volume. The appreciation of the BRL had a negative impact of US$5 million.

Adjusted EBITDA reconciliation to net income (loss)

US$ million	1Q22	4Q21	1Q21
Adjusted EBITDA	208.5	136.2	180.0
Impairment | Miscellaneous adjustments	0.0	0.3	0.0
Fair value of financial instruments (1)	(19.4)	0.0	0.0
EBITDA	189.0	136.5	180.0
Deprec., amort. and depletion	(65.9)	(68.9)	(59.2)
Net financial results	10.7	(38.4)	(74.2)
Taxes on income	(59.6)	(17.8)	(15.0)
Net Income (loss)	74.2	11.4	31.6

(1) Refers to the fair value of the financial instrument related to the “Offtake agreement” described on page 37 of this earnings release. Since this instrument's value is a non-cash item and includes the value of production not yet sold it should be adjusted from the EBITDA.

14

Net financial result

The net financial result in 1Q22 was an income of US$11 million compared to US$38 million expense in 4Q21 primarily driven by an increase in other financial items as the variation of foreign exchange and interest on loans and financing had a positive impact compared to the previous quarter.

The foreign exchange variation had a positive impact of US$50 million versus a negative impact of US$7 million in 4Q21, mainly explained by the 15% appreciation of the Brazilian real against the U.S. dollar3 versus the 3% depreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial result in 1Q22 was an expense of US$40 million compared to an expense of US$31 million in the previous quarter. This increase was explained by the premium paid on the repurchase of 2023 Notes and other financial expenses.

US$ thousand	1Q22	4Q21	1Q21

Financial income	3,708	4,043	1,921

Financial expenses	(43,399)	(35,184)	(34,215)

Other financial items, net	50,344	(7,276)	(41,885)
Foreign exchange gain (loss)	50,355	(7,207)	(37,106)

Net financial result	10,653	(38,417)	(74,179)
Net financial result excluding FX	(39,702)	(31,210)	(37,073)

Net income (loss)

Net income was US$74 million in 1Q22 compared to a net income of US$32 million in 1Q21. Excluding the non-cash effect of the accounting for the Aripuanã offtake agreement, adjusted net income was US$94 million in the quarter. Adjusted net income attributable to Nexa’s shareholders was US$82 million in 1Q22 resulting in an adjusted earnings per share of US$0.62.

3 As of January 1, 2022, all figures are reported in U.S. dollars.

15

Business Performance

Mining segment

Mining production

Consolidated		1Q22	4Q21	1Q21	1Q22 vs. 1Q21	1Q22 vs. 4Q21
Ore Mined	kt	2,786	3,178	2,931	(5.0%)	(12.4%)
Treated Ore	kt	2,753	3,117	2,960	(7.0%)	(11.7%)

Grade
Zinc	%	2.79	2.99	3.00	(21 bps)	(20 bps)
Copper	%	0.32	0.29	0.34	(2 bps)	3 bps
Lead	%	0.62	0.56	0.49	13 bps	6 bps
Silver	oz/t	1.08	0.98	0.95	13.7%	10.6%
Gold	oz/t	0.005	0.005	0.004	26.9%	0.4%

Production | metal contained
Zinc	kt	66.3	81.1	77.4	(14.3%)	(18.2%)
Copper	kt	6.9	7.0	7.9	(13.0%)	(1.8%)
Lead	kt	12.4	12.7	10.4	19.6%	(2.7%)
Silver	MMoz	2.2	2.3	2.1	8.8%	(2.8%)
Gold	koz	6.4	8.2	4.8	33.4%	(21.8%)
Zn Equivalent (1)	koz	119.6	136.8	129.9	(7.9%)	(12.5%)

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2021 LME average benchmark prices: Zn: US$1.36/lb; Cu: US$4.23/lb; Pb: US$1.00/lb; Ag: US$25.1/oz; Au: US$1,799/oz.

In 1Q22, treated ore volume was 2,753kt, down 7% compared to the same period last year. The increase in Atacocha (+60%) and El Porvenir (+2.3%) was offset by the decrease in Cerro Lindo (-13%), Vazante (-25%) and Morro Agudo (-8%) mines. Compared to 4Q21, treated ore volume decreased by 12%.

In Peru, Atacocha production recovered from the low levels seen in 1Q21, which were affected by communities’ protests. Ore throughput at Cerro Lindo decreased in 1Q22 as a result of a higher proportion of volcanic materials reducing productivity and increasing maintenance, as well as a temporary workforce reduction in January 2022 with the emergence of the Omicron variant.

In Brazil, as previously disclosed, Vazante underground mine was partially flooded due to heavy rainfall levels in the state of Minas Gerais, and daily production was reduced from mid-January until the end of March.

Zinc equivalent production totaled 120kt in 1Q22, 8% lower compared to 1Q21. The average zinc grade decreased by 21bps to 2.79%, and copper head grade decreased by 2bps to 0.32%. Lead and silver head grades increased by 13bps and 14%, to 0.62% and 1.08oz/t, respectively. Compared to 4Q21, zinc equivalent production decreased by 12.5%.

Zinc production of 66kt in the quarter decreased by 14% from 1Q21 following lower average head grade and treated ore volume. Compared to 4Q21, zinc production decreased by 18%.

16

Copper production followed the same trend and decreased by 13% from 1Q21 and 2% from 4Q21, while lead production increased by 20% year-over-year and decreased by 3% compared to 4Q21.

Cerro Lindo

Cerro Lindo (100% basis)		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	1,425	1,563	1,537	1,672	1,595	6,367
Treated Ore	kt	1,392	1,567	1,558	1,645	1,599	6,369

Grade

Zinc	%	1.71	1.76	1.68	1.94	1.79	1.79
Copper	%	0.57	0.52	0.58	0.48	0.57	0.54
Lead	%	0.34	0.28	0.23	0.31	0.28	0.28
Silver	oz/t	0.92	0.79	0.74	0.83	0.80	0.79
Gold	oz/t	0.003	0.002	0.003	0.002	0.003	0.002

Production | metal contained

Zinc	kt	21.1	24.7	23.2	29.1	25.3	102.3
Copper	kt	6.8	6.9	7.7	6.7	7.9	29.1
Lead	kt	3.4	3.2	2.5	3.8	3.3	12.8
Silver	MMoz	1.0	0.9	0.9	1.1	0.9	3.8
Gold	koz	1.1	1.1	1.1	1.4	1.2	4.8

Zinc sales	kt	23.4	24.7	23.2	30.7	25.3	103.8
	lb	10.6	11.2	10.5	13.9	11.5	47.1

Costs

Cost of sales	US$ mm	97.0	97.4	94.6	95.4	89.5	376.9
Cost ROM (2)	US$/t	41.0	39.3	38.7	37.0	36.8	37.9
Cash cost (1) net of by-products	US$/lb	(0.34)	(0.18)	(0.24)	(0.29)	(0.23)	(0.24)
Sustaining cost (1) net of by-products	US$/lb	(0.19)	0.13	(0.04)	(0.16)	(0.15)	(0.06)

CAPEX	US$ mm

Sustaining		7.3	15.2	9.2	7.8	4.4	36.6
Other		0.5	1.9	0.9	1.1	0.0	3.9

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Zinc production of 21kt decreased by 17% compared to 1Q21 explained by lower treated ore volume and zinc average grade. Treated ore throughput in 1Q22 was below expectations due to a temporary workforce reduction in January due to the emergence of the Omicron variant, as well as a higher proportion of volcanic materials (ore stiffness), which demanded more from the crusher. As a result, we had an unplanned maintenance (approximately 4 days) on the conveyor belt, thickener, and crusher, which reduced productivity. Furthermore, we were in the process of renewing our mine development contractor which also affected production in the quarter. This decrease was partially offset by the anticipated access of areas with higher grades in March 2022.

17

Zinc head grade averaged 1.71% in 1Q22, down 8bps year-over-year and 4bps quarter-over-quarter.

Copper production was 7kt, down 13% and 1% compared to 1Q21 and 4Q21, respectively. Copper average grade was 0.57% remaining flat year-over-year and up 5bps from 4Q21.

Lead production was 3.4kt, up 3% and 6% compared to 1Q21 and 4Q21, respectively. Lead average grade was 0.34%, up 6bps year-over-year and quarter-over-quarter.

Cost

Cost of sales was US$97 million in 1Q22 compared to US$90 million in the same period last year. This was mainly driven by royalties’ payment of US$1.5 million as the tax stability agreement expired on December 31, 2021, in addition to higher unit costs, as per US$/t ROM shown in the table above, due to increased maintenance and higher material costs.

Cash cost net of by-products in 1Q22 decreased to US$(0.34)/lb compared with US$(0.23)/lb in 1Q21 driven by higher by-products contribution with a positive impact of US$0.10/lb.

In 1Q22, sustaining cost net of by-products was lower than the same quarter last year as a result of lower cash cost net of by-products.

CAPEX

In 1Q22, sustaining capital expenditures amounted to US$7.3 million, mainly related to mine development, renovation of heavy mobile equipment and other mining infrastructure.

Outlook

For the upcoming quarters, treated ore volume is expected to increase as we are speeding up the mine development plan, offsetting a projected lower zinc ore grade. As a result, zinc production should increase compared to 1Q22. In addition, copper and lead production should remain relatively stable. 2022 production guidance remains unchanged.

El Porvenir

El Porvenir (100% basis)		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	513	533	527	517	502	2,079
Treated Ore	kt	514	533	527	516	502	2,078

Grade

Zinc	%	2.96	2.89	3.07	2.73	2.64	2.83
Copper	%	0.18	0.20	0.20	0.19	0.16	0.19
Lead	%	1.31	1.21	1.18	0.92	1.01	1.08
Silver	oz/t	2.41	2.24	2.22	1.83	2.11	2.10
Gold	oz/t	0.013	0.012	0.011	0.010	0.012	0.011

Production | metal contained

Zinc	kt	13.2	13.4	14.1	12.3	11.6	51.4
Copper	kt	0.1	0.1	0.2	0.1	0.1	0.5
Lead	kt	5.4	5.1	4.9	3.7	4.0	17.7
Silver	MMoz	1.0	0.9	0.9	0.7	0.9	3.5
Gold	koz	2.2	2.3	2.3	1.9	2.2	8.7

Zinc sales	kt	13.5	13.4	14.1	12.8	11.1	51.4
	lb	6.1	6.1	6.4	5.8	5.0	23.3

Costs

Cost of sales	US$ mm	42.9	40.0	36.5	37.6	33.6	147.7
Cost ROM (2)	US$/t	62.1	61.3	56.5	57.0	55.2	57.5
Cash cost (1) net of by-products	US$/lb	0.37	0.15	0.37	0.42	0.61	0.38
Sustaining cost (1) net of by-products	US$/lb	0.54	0.54	0.62	0.72	0.98	0.70

CAPEX	US$ mm

Sustaining		4.7	10.2	6.0	8.1	8.6	32.9
Other		0.4	1.2	1.8	0.2	0.5	3.7

(1) Our cash cost and AISC net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

18

In 1Q22, zinc production of 13kt was up 14% year-over-year. due to higher treated ore volume (+2%) and zinc average grade (up 32bps to 2.96%). This performance was slightly above expectations as we improved the execution of our infill drilling program, which resulted in areas with higher grades. Compared to 4Q21, zinc production decreased by 1% following lower ore throughput.

Lead, silver and copper production followed the same trend and increased by 34%, 7% and 10%, respectively, when compared to 1Q21. Compared to 4Q21, lead and silver increased by 7% and 3%, respectively, while copper production decreased by 49% (or 0.07kt).

Cost

Cost of sales was US$43 million in 1Q22 compared to US$34 million in the same period last year. This was mainly driven by higher operating fixed and variable costs, such as maintenance, energy, third-party services and mineral transportation, freight rates and increased workers’ participation provision. Run of mine mining cost was US$62/t in the quarter, up 13% from 1Q21 and 1% from 4Q21.

Cash cost net of by-products in 1Q22 decreased to US$0.37/lb compared to 1Q21 driven by higher by-products contribution with a positive impact of US$0.15/lb and lower TCs.

In 1Q22, sustaining cost net of by-products was lower than the same quarter last year as a result of lower cash cost net of by-products and sustaining investments, which are expected to increase in the next quarters according to plan.

CAPEX

In 1Q22, sustaining capital expenditures amounted to US$4.7 million, related to mine development and other mining infrastructure implementation.

Outlook

For the remainder of the year, based on mine sequencing, zinc production is expected to remain relatively stable when compared to 1Q22. 2022 production guidance remains unchanged.

19

Atacocha

Atacocha (100% basis)		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	296	376	338	372	185	1,271
Treated Ore	kt	296	376	338	372	185	1,271

Grade

Zinc	%	1.00	0.91	0.95	0.77	0.90	0.88
Lead	%	0.82	0.80	0.79	0.83	0.91	0.82
Silver	oz/t	0.94	0.96	0.99	1.05	1.07	1.01
Gold	oz/t	0.015	0.017	0.013	0.011	0.012	0.014

Production | metal contained

Zinc	kt	2.4	2.8	2.5	2.1	1.2	8.5
Lead	kt	2.1	2.6	2.2	2.6	1.4	8.7
Silver	MMoz	0.2	0.3	0.3	0.3	0.2	1.0
Gold	koz	3.1	4.7	3.1	2.8	1.4	11.9

Zinc sales	kt	2.1	2.8	2.5	1.5	1.0	7.7
	lb	1.0	1.2	1.1	0.7	0.5	3.5

Costs

Cost of sales	US$ mm	15.3	12.3	14.4	12.2	11.1	50.0
Cost ROM (2)	US$/t	38.0	32.5	33.7	29.1	32.4	31.8
Cash cost (1) net of by-products	US$/lb	(0.30)	0.39	(0.25)	(0.67)	(1.40)	(0.25)
Sustaining cost (1) net of by-products	US$/lb	0.14	0.81	0.21	0.70	(0.53)	0.42

CAPEX	US$ mm

Sustaining		2.0	2.4	2.4	4.4	2.0	11.1
Other		0.0	0.1	0.2	0.2	(0.1)	0.4

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Atacocha operation was suspended due to communities’ protest activities in January and March 2021, which impacted the production in approximately 50 days. While there were limited illegal protest activities in 1Q22 that disrupted the road access to the mine, impacting production for approximately 9 days, treated ore volume recovered from 1Q21.

As a result, zinc production of 2.4kt in 1Q22 increased by 97% compared to 1Q21. Zinc average grade was 1.00% (up 10bps year-over-year and up 9bps quarter-over-quarter). Lead and silver production in 1Q22 increased by 48% and 43% to 2.1kt and 225koz, respectively, when compared to 1Q21.

20

Compared to 4Q21, zinc production decreased by 13% and was behind our plan due to the road access issue noted above. Lead and silver production decreased by 20% and 22%, respectively.

Cost

Cost of sales was US$15 million in 1Q22 compared to US$11 million in the same period last year due to increased volumes, freight rates and workers participation provision, as well as higher operating unit costs (up 17% to US$38/t), primarily due to maintenance, third-party services and other variable costs.

Cash cost net of by-products was US$(0.30)/lb in 1Q22 compared with US$(1.40)/lb in 1Q21 driven by higher operating costs, as explained above, which was partially offset by higher by-products prices and zinc volumes.

In 1Q22, sustaining cost net of by-products of US$0.14/lb was higher than the same quarter last year following higher cash cost.

CAPEX

In 1Q22, sustaining capital expenditures amounted to US$2 million, mainly driven by the tailings dam elevation, which included excavations and civil works to implement the dam’s drainage ditches.

Outlook

For the next quarters, treated ore volume is expected to increase and reach full production capacity, offsetting a projected lower zinc ore grade. As a result, zinc production should increase compared to 1Q22. 2022 production guidance remains unchanged.

Vazante

Vazante (100% basis)		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	264	378	396	390	378	1,542
Treated Ore	kt	305	403	414	406	408	1,631

Grade

Zinc	%	9.57	10.31	10.18	9.65	9.76	9.98
Lead	%	0.35	0.36	0.34	0.35	0.33	0.35
Silver	oz/t	0.61	0.66	0.71	0.63	0.70	0.67

Production | metal contained

Zinc	kt	24.9	35.6	36.5	33.7	34.8	140.5
Lead	kt	0.2	0.4	0.4	0.5	0.4	1.6
Silver	MMoz	0.1	0.1	0.1	0.1	0.1	0.5

Zinc sales	kt	24.9	35.6	36.5	33.7	34.8	140.5
	lb	11.3	16.2	16.5	15.3	15.8	63.7

Costs

Cost of sales	US$ mm	26.5	25.6	27.4	22.4	20.1	95.5
Cost ROM (2)	US$/t	43.7	44.8	37.4	38.3	34.7	38.8
Cash cost (1) net of by-products	US$/lb	0.46	0.43	0.40	0.39	0.42	0.41
Sustaining cost (1) net of by-products	US$/lb	0.62	0.62	0.53	0.52	0.51	0.54

CAPEX	US$ mm

Sustaining		7.7	9.2	6.0	7.2	6.1	28.6
Other		1.4	5.6	6.2	3.5	1.4	16.8

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

21

Zinc production of 25kt in 1Q22 decreased by 28% from 1Q21 and 30% compared to 4Q21. As previously disclosed, due to heavy rainfall levels in the state of Minas Gerais in the beginning of the year, Vazante underground mine was partially flooded, and daily production was reduced from mid-January until the end of March. Following the successful underground mine dewatering process, operations were resumed at full capacity in the first week of April 2022. In 1Q22, Nexa anticipated and performed a scheduled maintenance and the replacement of the main mill, trunnion, and gear box.

Zinc head grade averaged to 9.57% in the quarter, down 19bps and 74bps compared to 1Q21 and 4Q21, respectively.

Cost

Cost of sales was US$26 million in 1Q22 compared to US$20 million in the same period last year mainly explained by the idleness cost in the amount of US$5.9 million and higher operating costs driven by maintenance, labor and energy costs. Compared to 4Q21, cost of sales increased by 3%. The Brazilian real appreciation also had a negative impact in the quarter.

Run of mine mining cost was US$44/t in 1Q22, up 26% from 1Q21 but down 2% from 4Q21.

Cash cost net of by-products increased to US$0.46/lb driven by higher maintenance expenses, lower volumes and the negative impact of the Brazilian real appreciation, partially offset by higher by-products prices.

In 1Q22, sustaining cost net of by-product was higher than the same quarter last year as a result of higher cash cost and sustaining investments.

CAPEX

In 1Q22, sustaining capital expenditures amounted to US$7.7 million, mainly related to mine development and other mining infrastructure.

Outlook

For the next quarters, treated ore volume is expected to remain at full capacity and zinc average grade to remain at similar levels. As a result, zinc production should remain relatively stable compared to 1Q22 and 2022 annual guidance range is expected to be achieved.

Morro Agudo

Morro Agudo (100% basis)		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	208	205	184	243	241	873
Treated Ore	kt	245	238	208	269	267	982

Grade

Zinc	%	2.26	2.28	2.00	1.93	2.00	2.05
Lead	%	0.88	0.91	0.67	0.65	0.70	0.73

22

Production | metal contained

Zinc	kt	4.7	4.7	3.6	4.4	4.5	17.3
Lead	kt	1.3	1.5	0.8	1.1	1.2	4.7

Zinc sales	kt	4.7	4.7	3.6	4.4	4.5	17.3
	lb	2.2	2.1	1.7	2.0	2.1	7.8

Costs

Cost of sales	US$ mm	13.0	14.0	14.1	11.9	9.7	49.7
Cost ROM (2)	US$/t	43.4	48.7	33.2	22.9	29.5	33.1
Cash cost (1) net of by-products	US$/lb	0.93	1.06	0.98	0.57	0.81	0.85
Sustaining cost (1) net of by-products	US$/lb	1.06	1.36	1.23	0.77	0.87	1.05

CAPEX	US$ mm

Sustaining		1.1	2.5	1.7	1.8	0.5	6.6
Other		0.2	0.6	0.2	0.1	0.1	1.0

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 1Q22, treated ore volume was 245kt, down 8% compared to 1Q21. Compared to 4Q21, treated ore volume increased by 2.7%.

Zinc production of 4.7kt in 1Q22 increased by 5% compared to 1Q21. This higher production was a result of higher zinc average grade, up 26bps to 2.26%, which offset lower treated ore volume.

Several initiatives related to the prioritization of the mine deepening development to increase underground production and mining flexibility were implemented during the 2H21, supporting the positive results in 1Q22.

Cost

Cost of sales was US$13 million in 1Q22 compared to US$10 million in the same period last year due to higher operating costs (from US$30/t to US$43/t), including maintenance, energy and personnel costs, as well higher freight rates. The Brazilian real appreciation also had a negative impact in the quarter. Compared to 4Q21, cost of sales decreased by 7% mainly due to lower maintenance and energy costs.

In 1Q22, cash cost net of by-products was US$0.93/lb compared with US$0.81/lb in 1Q21. Higher operating costs and the Brazilian real appreciation were partially offset by higher volumes and by-products contribution. Compared to 4Q21, cash cost decreased by 13%.

In 1Q22, sustaining cost net of by-products was higher than the same quarter last year following higher cash cost and the increase in sustaining investments between the periods.

CAPEX

In 1Q22, sustaining capital expenditures amounted to US$1.1 million, mainly related to mine development and renovation of heavy mobile equipment.

Outlook

Based on the mine sequencing plan, zinc production in the next quarters is expected to remain at similar level of 1Q22.

23

Financial performance

US$ million	1Q22	4Q21	1Q21	1Q22 vs. 1Q21	1Q22 vs. 4Q21
Net Revenues	322.0	323.3	255.2	26.1%	(0.4%)
Cost of sales	(193.3)	(191.0)	(165.9)	16.5%	1.2%
Gross Profit	128.7	132.2	89.3	44.1%	(2.7%)
Adjusted EBITDA	127.5	109.8	97.3	31.0%	16.2%
Adjusted EBITDA Mrg.	39.6%	34.0%	38.1%	1.4pp	5.6pp

Note: Financial performance pre intersegment eliminations.

Net revenues for the mining segment totaled US$322 million in 1Q22, up 26% versus 1Q21. This performance was mainly driven by higher average LME prices for zinc, copper, lead and silver, which offset lower volumes. Compared to 4Q21, net revenues decreased by 0.4% due to the same reasons.

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

Reconciliation of realized prices

Cost of sales increased by 16% in 1Q22 compared to 1Q21, to US$193 million. This increase was primarily driven by higher operating costs resulting from inflationary cost pressures in third-party services, consumables and logistics expenses, as well as increased maintenance between the periods.

Compared to 4Q21, cost of sales increased by 1%. Higher operating costs driven by energy and third-party services were partially offset by lower volumes.

24

Adjusted EBITDA for the mining segment in 1Q22 was US$127 million compared to US$97 million in 1Q21. The increase was primarily due to (i) the positive variation related to higher zinc prices and lower TCs; and (ii) the positive impact from by-products; which were partially offset by (iii) lower volumes; (iv) increase in operating costs; (v) higher mineral exploration and project evaluation expenses; and (vi) pre-operating expenses of the Aripuanã project affecting other income and expenses (for further detail refer to note 6 - Nexa’s consolidated interim financial statements as at and for the three months ended on March 31, 2022).

Compared to 4Q21, Adjusted EBITDA increased by 16%, mainly driven by (i) the positive variation related to higher zinc prices; (ii) the decrease in mineral exploration and project evaluation expenses; and (iii) reduced G&A expenses; which were partially offset by (iv) lower volumes and higher operating variable costs.

25

Cash cost and AISC 4,5

Consolidated cash cost		1Q22	4Q21	1Q21	1Q22 vs. 1Q21	1Q22 vs. 4Q21
Cash cost net of by-products	US$/t	423	547	533	(20.7%)	(22.7%)

AISC net of by-products	US$/t	1,328	1,480	1,242	6.9%	(10.3%)
Cash cost net of by-products	US$/lb	0.19	0.25	0.24	(20.7%)	(22.7%)
AISC net of by-products	US$/lb	0.60	0.67	0.56	6.9%	(10.3%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$4.4 million in Vazante and US$0.9 million in Atacocha in 1Q22.

Cash cost net of by-products for the mining segment in 1Q22 decreased by 21% to US$0.19/lb (or US$423/t) compared to US$0.24/lb (or US$533/t) in 1Q21. This decrease was primarily driven by (i) higher by-product prices with a positive impact of US$0.18/lb; (ii) lower treatment charges with a positive impact of US$0.07/lb; partially offset by (iii) higher operating costs of US$0.14/lb; and (v) the negative FX effect of US$0.01/lb.

Compared to 4Q21, cash cost decreased by US$0.06/lb. The increase in by-products prices of US$0.12/lb was partially offset by (i) higher operating costs and TCs in the total amount of US$0.04/lb; (ii) lower volumes with a negative effect of US$0.03/lb; and (iii) the negative FX effect of US$0.01/lb.

AISC net of by-products increased in 1Q22 to US$0.60/lb (or US$1,328/t), up 7% compared to 1Q21 impacted by higher royalties and sustaining CAPEX.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

4 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

5 AISC does not include Aripuanã CAPEX.

26

Smelting segment

Consolidated		1Q22	4Q21	1Q21	1Q22 vs. 4Q21	1Q22 vs. 1Q21
Production
Zinc metal	kt	125.4	143.9	143.4	(12.8%)	(12.5%)
Global Recovery	%	94.3	93.5	94.6	76bps	(33bps)
Zinc oxide	kt	9.9	10.3	10.4	(4.3%)	(4.8%)
Total	kt	135.3	154.2	153.8	(12.2%)	(12.0%)
Sales
Zinc metal	kt	124.0	148.1	138.5	(16.3%)	(10.5%)
Zinc oxide	kt	10.4	10.3	9.8	0.8%	5.3%
Total	kt	134.3	158.4	148.4	(15.2%)	(9.5%)

In 1Q22, total production was 135kt, down 12% from the 1Q21 and 4Q21, mainly explained by the decrease in supply from Vazante mine, as explained, as well as the reduced availability of calcine from Peru, as previously disclosed.

Sales amounted to 134kt, down 9.5% year-over-year and 15% quarter-over-quarter following lower production. Additionally, longer lead times led to higher levels of inventory in transit, which contributed to less material available for sales. However, the resale of metal from third parties of 3.5kt somewhat mitigate this decrease.

Outlook

For 2Q22, we expect production to increase compared to 1Q22 driven by the resumption of the Vazante mine at its full capacity in April. Sales are expected to follow higher production and continued solid demand for our products. 2022 sales guidance remains unchanged. Our ability to continue purchasing third-party materials on the market could be a risk to sales guidance.

Peru

Cajamarquilla (100% basis)		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Zinc metal production	kt	76.7	84.7	76.1	84.5	82.8	328.1
Zinc metal sales	Kt	74.3	89.4	80.8	85.8	77.5	333.4

Zinc content in products	kt	71.4	85.2	76.8	85.7	77.4	325.0

Cost of sales (2)	US$ mm	278.5	323.6	245.2	252.9	217.0	1,038.6
(-) Raw material		(235.1)	(213.2)	(190.1)	(182.4)	(162.5)	(748.2)
(+) By-product		(5.1)	(5.7)	(6.0)	(4.0)	(4.7)	(20.3)
(+/-) Consolidation effects		5.5	(52.9)	(12.9)	(24.7)	(9.1)	(99.6)
(+) Others		(0.6)	(2.0)	11.2	(0.9)	(5.5)	2.7
(=) Conversion cost	US$ mm	43.2	49.7	47.4	40.9	35.2	173.1
Conversion cost	US$/lb	0.27	0.26	0.28	0.22	0.21	0.24

Cash cost (1) net of by-products	US$/lb	1.12	1.31	1.26	1.06	1.01	1.16
Sustaining cost (1) net of by-products	US$/lb	1.15	1.38	1.33	1.12	1.04	1.22

CAPEX	US$ mm

Sustaining		5.2	12.1	8.3	9.8	5.3	35.5
Other		0.6	1.7	2.1	(0.1)	0.4	4.1

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not includes resale operations from third parties.

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In 1Q22, Cajamarquilla smelter production was 77kt, down 7% compared to 1Q21, due to lower calcine availability in the period and the reduction of the blast furnace utilization at the end of March in anticipation of a scheduled maintenance at the first week of April that is expected to last 12 days. Compared to 4Q21, smelter production was 9% lower.

Metal sales were 74kt in 1Q22, down 4% year-over-year. Compared to 4Q21, sales were 17% lower following the decrease in production.

Costs

Cost of sales was US$278 million in 1Q22 compared to US$217 million in the same period last year due to higher raw material prices, following the LME zinc price increase of 37%, and higher operating costs, including maintenance and energy, as well as higher freight rates. Compared to 4Q21, cost of sales decreased by 14%.

In 1Q22, conversion cost was US$0.27/lb compared to US$0.21/lb in 1Q21. This increase is primarily explained by (i) higher energy contractual price increase of US$0.02/lb; and (ii) an increase in other variable costs of US$0.04/lb.

Cash cost net of by-products in 1Q22 was US$1.12/lb compared to US$1.01/lb in 1Q21. Higher zinc prices and operating costs were partially offset by the increase in by-products contribution due to higher sulfuric acid prices. Compared to 4Q21, cash cost was down 15%, positively affect by higher by-products contribution.

In 1Q22, sustaining cost net of by-products was higher than the same quarter last year as a result of higher cash cost.

CAPEX

In 1Q22, sustaining capital expenditures amounted to US$5.2 million, mainly driven by implementation of electric systems, equipment repairs and replacements.

Outlook

For 2Q22, despite the scheduled maintenance performed during the first half of April, we expect production to improve compared to 1Q22.

Brazil

In 1Q22, smelter production amounted to 59kt, down 17% compared to the same period last year, affected by the reduced supply from the Vazante mine and lower availability from third-party material. Compared to 4Q21, smelter production decreased by 16%.

Total sales volume (zinc metal + zinc oxide) amounted to 60kt and decreased by 15% and 13% compared to 1Q21 and 4Q21, respectively, following lower production.

Metal sales amounted to 50kt, down 19% and 15% from 1Q21 and 4Q21, respectively, mainly due to lower production in Três Marias, while zinc oxide amounted to 10.4kt, up 5% and 1% from 1Q21 and 4Q21, respectively.

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Três Marias

Três Marias (100% basis)		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Zinc metal production	kt	29.3	37.9	38.4	40.6	39.8	156.7
Zinc oxide production	kt	9.9	10.3	10.6	10.4	10.4	41.7
Zinc metal sales	Kt	30.5	37.9	44.1	40.5	41.2	163.7

Zinc content in products	kt	37.9	44.4	52.2	45.5	46.1	188.2

Cost of sales (2)	US$ mm	137.7	148.5	141.6	125.4	111.1	526.6
(-) Raw material		(98.7)	(115.1)	(103.7)	(86.6)	(74.0)	(379.5)
(+) By-product		(12.1)	(11.8)	(11.8)	(11.4)	(9.7)	(44.7)
(+/-) Consolidation effects		(2.6)	(0.5)	(1.1)	(6.1)	(8.0)	(15.6)
(+) Others		(11.2)	(8.7)	(11.1)	(8.3)	(7.9)	(36.0)
(=) Conversion cost	US$ mm	13.1	12.4	14.0	12.9	11.5	50.8
Conversion cost	US$/lb	0.16	0.13	0.12	0.13	0.11	0.12

Cash cost (1) net of by-products	US$/lb	1.47	1.31	1.04	1.14	0.99	1.11
Sustaining cost (1) net of by-products	US$/lb	1.54	1.39	1.08	1.17	1.00	1.16

CAPEX	US$ mm

Sustaining		2.6	3.7	3.2	2.3	1.0	10.2
Other		3.5	4.3	1.6	0.9	0.6	7.4

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not includes resale operations from third parties.

In Três Marias total production (zinc metal + oxide) was down 22% year-over-year, due to lower supply from the Vazante mine. Compared to 4Q21, total production decreased by 19%.

Metallic zinc production was down 26% from 1Q21 and 23% compared to 4Q21. Zinc metal sales were 30.5kt, down 26% and 20% compared to 1Q21 and 4Q21, respectively, driven by lower production volumes and logistic issues (increased lead times).

Costs

Cost of sales was US$138 million in 1Q22 compared to US$111 million in the same period last year primarily driven by higher raw material costs due to higher LME prices. Compared to 4Q21, cost of sales decreased by 7%.

In 1Q22, conversion cost was US$0.16/lb compared to US$0.11/lb in 1Q21. This increase was primarily explained by (i) higher maintenance costs of US$0.01/lb; (ii) a decrease in volumes with a negative effect of US$0.02/lb; and (iii) the negative impact of the Brazilian real appreciation of US$0.01/lb.

Cash cost net of by-products in 1Q22 increased to US$1.47/lb compared to US$0.99/lb in the same period last year, mainly explained higher LME prices with a negative impact of US$0.37/lb, as well as the aforementioned factors. Compared to 4Q21, the increase was explained by lower volumes and higher raw material prices.

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In 1Q22, sustaining cost net of by-products was higher than the same quarter last year as a result of higher cash cost and sustaining investments.

CAPEX

In 1Q22, sustaining capital expenditures amounted to US$2.6 million, mainly driven by acquisition of equipment and repairs.

Outlook

For 2Q22, we expect production to increase compared to 1Q22 and remain stable in the next quarters due to the resumption of the production capacity in Vazante.

Juiz de Fora

Juiz de Fora (100% basis)		1Q22	4Q21	3Q21	2Q21	1Q21	2021

Zinc metal production	kt	19.4	21.3	18.4	20.7	20.7	81.1
Zinc metal sales	Kt	19.2	20.8	19.7	20.4	19.9	80.8

Zinc content in products	kt	19.0	20.6	19.5	20.3	19.6	80.0

Cost of sales	US$ mm	75.2	63.4	59.5	56.8	50.0	229.7
(-) Raw material		(49.7)	(44.1)	(39.6)	(41.3)	(35.0)	(160.0)
(+) By-product		(1.0)	(0.9)	(0.7)	(0.9)	(0.7)	(3.1)
(+/-) Consolidation effects		(1.8)	3.1	2.4	0.9	0.7	7.2
(+) Others		(7.7)	(8.2)	(8.8)	(3.8)	(4.8)	(25.6)
(=) Conversion cost	US$ mm	15.0	13.4	12.9	11.7	10.2	48.1
Conversion cost	US$/lb	0.36	0.29	0.30	0.26	0.23	0.27

Cash cost (1) net of by-products	US$/lb	1.35	1.13	1.08	1.01	0.92	1.03
Sustaining cost (1) net of by-products	US$/lb	1.44	1.28	1.25	1.08	0.95	1.14

CAPEX	US$ mm

Sustaining		2.0	4.4	5.5	2.8	0.9	13.5
Other		1.6	2.6	2.2	0.6	0.2	5.5

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Smelting.

In 1Q22, Juiz de Fora production was 19kt, down 6.5% and 9% compared to 1Q21 and 4Q21, respectively, due to lower supply. Recovery rates averaged 92.4% during the quarter, compared to 93.9% in 1Q21 and 92.6% in 4Q21.

Zinc metal sales totaled 19kt in 1Q22, down 3% from 1Q21 and 8% from 4Q21, following the decrease in production volumes.

Costs

Cost of sales was US$75 million in 1Q22 compared to US$50 million in the same period last year primarily driven by higher LME prices affecting the purchase of zinc in concentrate, higher materials and input costs, as well as higher logistics expenses, partially offset by lower volumes. Compared to 4Q21, cost of sales increased by 16% explained by the same factors.

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In 1Q22, conversion cost was US$0.36/lb compared to US$0.23/lb in 1Q21 primarily driven by (i) higher energy and other variable costs with a negative effect of US$0.08/lb; (ii) lower volumes of US$0.01/lb; and (iii) the negative impact of the Brazilian real appreciation of US$0.02/lb. Compared to 4Q21, conversion cost was up 22% due to the same factors mentioned above.

Cash cost net of by-products increased to US$1.35/lb driven by higher LME prices and lower TCs. Compared to 4Q21, the increase was explained by higher raw material cost.

In 1Q22, sustaining cost net of by-products was higher than the same quarter last year as a result of higher cash cost and sustaining investments.

CAPEX

In 1Q22, sustaining capital expenditures amounted to US$2.0 million mainly driven by acquisition of equipment.

Outlook

For 2Q22, we expect production to increase compared to 1Q22 and remain relatively stable in the next quarters.

Financial performance

US$ million	1Q22	4Q21	1Q21	1Q22 vs. 1Q21	1Q22 vs. 4Q21
Net Revenues	561.7	511.2	468.3	19.9%	9.9%
Cost of sales	(502.9)	(552.7)	(386.7)	30.0%	(9.0%)
Gross Profit	58.9	(41.4)	81.6	(27.9%)	-
Adjusted EBITDA	82.4	26.9	83.6	(1.4%)	206.9%
Adjusted EBITDA Mrg.	14.7%	5.3%	17.8%	(3.2pp)	9.4pp

Note: Financial performance pre intersegment eliminations.

Net revenues were US$562 million in 1Q22, 20% higher compared to US$468 million in 1Q21, mainly due to higher LME prices, which offset the decrease in volumes.

Cost of sales increased by 30% in 1Q22, totaling US$503 million compared to US$387 million in 1Q21. This performance was mainly explained by (i) the increase in metal prices impacting the zinc concentrate purchase price; (ii) higher operating costs, including maintenance, personnel, materials and energy costs; and (iii) higher logistics costs. Compared to 4Q21, cost of sales decreased by 9%.

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

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Reconciliation of realized prices

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 1Q22, Nexa acquired 43% of zinc concentrate from our own mines, with the remainder supplied by third parties.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 1Q22

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges, or treatment charges negotiated annually.

The 2022 benchmark TC, negotiated in early April, was US$230/t concentrate, up 45% from 2021 (US$159/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2022, 2021 and 2020 is US$230/t concentrate, US$159/t concentrate, and US$300/t concentrate, respectively.

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Adjusted EBITDA for the smelting segment totaled US$82 million in 1Q22, compared to US$84 million reported in 1Q21. This decrease was mainly explained by (i) lower sales volume and TCs with a negative variation of US$17 million; and (ii) higher operating costs; which were partially offset by (iii) the positive price effect of US$10 million related to changes in market prices resulting in quotation period adjustments; and (iv) higher by-products contribution.

Compared to 4Q21, Adjusted EBITDA increased US$55 million, mainly driven by (i) the net positive price effect of US$17 million; (ii) the positive effect in hedge book difference, which had a negative impact in 4Q21 and was expected to be reversed as the stock position turned over, as mentioned in previous quarter; and (iii) higher by-products credits and TCs.

Conversion cost, Cash cost and AISC6

Consolidated		1Q22	4Q21	1Q21	1Q22 vs. 1Q21	1Q22 vs. 4Q21
Smelting conversion cost	US$/t	556	503	397	40.1%	10.7%
Cash cost net of by-products	US$/t	2,768	2,831	2,188	26.5%	(2.2%)
AISC net of by-products	US$/t	2,968	3,114	2,320	27.9%	(4.7%)
Smelting conversion cost	US$/lb	0.25	0.23	0.18	40.1%	10.7%
Cash cost net of by-products	US$/lb	1.26	1.28	0.99	26.5%	(2.2%)
AISC net of by-products	US$/lb	1.35	1.41	1.05	27.9%	(4.7%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.3 million in Três Marias in 1Q22.

6 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

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Cash cost net of by-products for the smelting segment increased by US$0.27/lb to US$1.26/lb (or US$2,768/t) in 1Q22 compared to 1Q21. This performance was primarily driven by (i) market-related factors, such as higher LME prices and lower TCs, with a negative impact of US$0.42/lb (or US$931/t); and (ii) higher operating costs of US$0.07/lb; partially offset by higher by-products contribution with a positive impact of US$0.24/lb.

Compared to 4Q21, cash cost decreased by US$0.02/lb, driven by lower maintenance services in Cajamarquilla.

AISC net of by-products increased in 1Q22 to US$1.35/lb from US$1.05/lb in 1Q21 mainly due to the above-mentioned reasons.

Conversion cost for the smelting segment in 1Q22 was US$0.25/lb, up US$0.07/lb compared to 1Q21 explained by higher energy costs of US$0.02/lb and the increase in other variable costs of US$0.03/lb. Compared to 4Q21, conversion cost increased by 11% reflecting the increase in energy prices.

For a reconciliation of conversion cost, cash cost, AISC, please refer to the appendix section “Conversion and All-in Sustaining Cost – Smelting”.

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Liquidity and Indebtedness

On March 31, 2022, Nexa’s consolidated gross debt7 amounted to US$1,704 million, relatively flat compared to the balance at December 31, 2021.

At the end of the period, 84% (or US$1,427 million) of the gross debt was denominated in U.S. dollars and 16% (or US$270 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Cash and cash equivalents and financial investments (“total cash”) amounted to US$599 million at March 31, 2022, 22% lower compared to December 31, 2021, mainly driven by the early redemption of the outstanding 4.625% Notes 2023, and the continued investment over the quarter in excess of operating cash flows.

Following our liability management strategy and considering our robust cash position, Nexa Peru, a subsidiary of Nexa, announced and completed the early redemption and cancellation of all of its outstanding 4.625% Notes 2023 in the principal amount of US$128 million, and also paid US$3 million of accrued interest and US$3 million of premium over the notes.

In March 2022, Nexa entered into a 5-year export credit note agreement in the principal amount of US$90 million.

Total cash was sufficient to cover the payment of all obligations maturing over the next 5 years. The average maturity of the total debt was 5.4 years at an average interest rate of 5.16% per year.

On March 31, 2022, Nexa’s net debt8 was US$1,122 million compared with US$962 million at the end of 4Q21.

7 Loans and financings (“gross debt”)

8 Gross debt (US$1,704 million) minus cash and cash equivalents (US$576 million), minus financial investments (US$23 million), plus negative derivatives (US$3 million), plus Lease Liabilities (US$20 million). It does not include the financial instrument related to the offtake agreement.

35

Only 2.6% (US$45 million) of the total debt matures in 2022, 14% (US$236 million) matures between 2023 and 2026, while 784% (US$1,424 million) of total debt matures after 2027.

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, was 1.53x on March 31, 2022, compared to a ratio of 1.37x on December 31, 2021, mainly explained by higher net debt. Nexa was in compliance with all its financial covenants.

US$ million	Mar 31, 2022	Dec 31, 2021
Net debt	1,122.5	962.5
LTM Adj. EBITDA	732.8	704.2
Net debt/LTM Adj. EBITDA	1.53x	1.37x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position, the maturity profile of our debt and additional opportunities in order to consider the deleveraging process of the Company.

Credit Rating

On April 05, 2022, Moody’s affirmed its “Ba2” rating and "stable” outlook for Nexa, reflecting the expectation that Nexa will maintain its competitive cost position and continue to invest to increase integration and production levels while reducing mine and commodity concentration. At the same time, Moody’s expects that Nexa will maintain adequate liquidity and leverage within the target set by its financial policies while carrying out its expansion projects.

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Cash flows

US$ million	1Q22
Net cash flows provided by (used in):
Operating activities	(22.6)
Investing activities	(81.2)
Financing activities	(95.2)
Increase (decrease) in cash and cash eq.	(167.6)
Cash and cash eq. at the beginning of the period	743.8
Cash and cash eq. at the end of the period (1)	576.2

(1) Does not include financial investments totaling US$23 million at March 31, 2022.

Note: For details on Cash flows, please refer to the “Condensed consolidated interim statement ended on March 31, 2022”.

In 1Q22, the net cash used by operating activities was US$23 million. Working capital changes had a negative impact of US$156 million primarily due to (i) a negative variation of US$105 million in inventory mainly driven by higher volumes and costs associated with the increase in zinc prices; and (ii) a negative variation of trade payables of US$106 million; partially offset by a (iii) a positive variation of US$56 million in trade receivables.

We used US$81 million of net cash flows for investing activities in 1Q22 impacted primarily by US$83 million of CAPEX, including Aripuanã, partially offset by a positive variation of US$2 million in financial investments.

Cash from financing activities in the quarter was a negative US$95 million primarily due to (i) the full redemption of Notes 2023, as previously explained; and (ii) the payment of dividends and share premium of US$50 million; partially offset by (iii) the cash inflows from the new 5-year export credit note agreement.

Foreign exchange effects on cash and cash equivalents had a positive impact of US$31 million.

As a result, cash decreased by US$168 million, resulting in cash and cash equivalents of US$576 million at the end of 1Q22.

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Projects pipeline

Nexa maintains a pipeline of potential growth projects in different stages of maturity, summarized below. As a result of our commitment to capital discipline, we are evaluating our capital allocation strategy and the jurisdictions where we are operating.

The application for an amendment of the environmental impact study (“mEIA”) for Magistral was admitted by the Ministry of the Environment (“SENACE”) in 1Q22. We continue to evaluate potential partnerships for the next steps of the project.

Bonsucesso engineering studies also continue to progress and are expected to be concluded in 2022. In 1Q22, we completed expansion drilling and infill drilling in north zone and followed the expansion drilling in the central and south deep zones.

Regarding Hilarión, in 1Q22 exploration activities were restricted to geological revision of recent findings and geological mapping in the project area. For 2Q22, we plan to drill 1,600 meters to test the Hilarión West and San Martin Targets with two rigs looking forward to new orebodies for resource expansion.

For additional details, please refer to our 1Q22 Exploration Report published on April 25, 2022.

	Projects	Description	Comments
MAIN PROJECTS UNDER ANALYSIS	Shalipayco (75% Nexa Peru*; 25% Pan American Silver Peru)

➢ Potential underground polymetallic project containing zinc, lead and silver deposits.

➢ Located in the Central Andes of Peru

➢ Consists of mining concessions with evidence of MVT mineralization (a deposit type similar to Morro Agudo).

➢ In Pre-Feasibility stage. ➢ Project on hold.
	Magistral (100% Nexa Peru*)	➢ Potential open pit copper mine project ➢ Located in the Ancash department, in Peru.	➢ In FEL 3 stage. ➢ The mEIA amendment application was admitted by SENACE in 1Q22.
	Pukaqaqa (100% Nexa Peru*)	➢ Potential open pit copper project (with gold credits) located in Huancavelica department, in Peru.	➢ In Pre-Feasibility stage. ➢ Project on hold.
Florida Canyon (61% Nexa Peru*; 39% Solitario Zinc)

➢ Potential underground project containing high grade zinc and lead sulfide

➢ Advanced mineral exploration project comprised of 16 contiguous mining concessions, covering approximately 12,600 hectares, located in Peru.

➢ In exploration stage. ➢ Project on hold.
Hilarión (100% Nexa Peru*)

➢ Exploration project located south of the Antamina mine in Ancash, Peru

➢ Skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits

➢ Potential underground mine that could either use its own processing plant or one of the several existing plants in the area.

➢ In exploration stage. ➢ In 1Q22, exploration activities were restricted to geological revision of recent findings and geological mapping in the project area.
	Bonsucesso Project (Morro Agudo) (100% Nexa Resources)	➢ Potential underground mine that will extend the life of mine of Morro Agudo. The run-of-mine of Bonsucesso will feed the existing processing plant.	➢ In FEL3 stage. ➢ Engineering studies continued to progress and are expected to be concluded in 2022.

*Nexa Resources owns 83.55% interest in Nexa Peru.

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Others

Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with a third party (“Offtaker”), in which it agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in October 2022 and limited to 30,810 tons, at the lower of current market prices or a price cap.

The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that the Company had with the Offtaker.

The accounting for the offtake agreement resulted in the Company recording a non-cash expense of US$19 million in 1Q22.

For further information, please refer to note 1 (b) – Offtake agreement; note 11 (d) – Financial instruments in offtake agreement: fair value; and note (15) in the Condensed Consolidated Interim Financial Statements ended on March 31, 2022.

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Market Scenario

1Q22

LME Prices		1Q22	4Q21	1Q21	1Q22 vs. 1Q21	1Q22 vs. 4Q21

Zinc	US$/t	3,754	3,364	2,750	36.5%	11.6%
Copper	US$/t	9,997	9,699	8,504	17.6%	3.1%
Lead	US$/t	2,335	2,331	2,018	15.7%	0.2%
Silver	US$/oz	24.01	23.33	26.26	(8.6%)	2.9%
Gold	US$/oz	1,877	1,795	1,794	4.6%	4.6%

Source: Bloomberg

Zinc

In 1Q22, the LME zinc price averaged US$3,754/t (or US$1.70/lb), up 37% and 12% compared to 1Q21 and 4Q21, respectively. Limited supply has continued to support higher zinc prices. In Europe, market remained tight reflecting the smelters’ production cuts announced last year due to higher energy prices, pushing metal spot premiums to hit record levels (US$450/t in NW Europe and $570/t in the U.S.). In late February, the war in Ukraine boosted metal prices, which were already on a strong upward trend, and zinc reached a 15-year high of US$ 4,260/t (on March 31, 2022).

In China, demand in 1Q22 is seasonally low due to the Chinese New Year, but this year demand has not pick up after the holiday. China’s economic growth edged up to a still weak 4.8% over a year ago, as COVID-19 outbreaks prompted the shutdown of major cities.

Zinc spot TCs for domestic material in China decreased over the quarter, reaching US$150/t at the end of March, down 3.6% compared to the end of December, while imported TC has jumped higher again, closing the quarter around US$175/t. A major factor is the current LME-SHFE price arbitrage, which has forced spot imported TCs to rise sharply in order to remain attractive to Chinese smelters.

LME zinc inventories fell by 29% compared to 4Q21 and closed at 141.9kt in 1Q22. This downward trend reflects the tight refined market, which is contributing to price increases.

In 1Q22, demand for metallic zinc in our home market (Latin America excluding Mexico) decelerated by 8% compared to 4Q21, based on preliminary market data and internal analysis. This reduction was explained by the typical seasonal slowdown in the first months of the year along with lower demand indicators for the construction and furniture industries.

Copper

In 1Q22, the LME copper price averaged US$9,997/t (US$4.53/lb), up 18% and 3% compared to 1Q21 and 4Q21, respectively.

Copper did not experience the volatility of other metals immediately following the news of the war in Ukraine. On the eve of the invasion, copper was already strongly positioned related to market fundamentals, with an underlying deficit. However, wider risks for demand are expected for the 2H22 amid rising energy prices and inflation, while supply chain strains continue to grow.

LME copper inventories increased by 3% compared to 4Q21, reaching 91.4kt in 1Q22. However, this is still low, considering that global inventories only represent four days of consumption. Spot TCs in China in 1Q22, went up 23% compared to 4Q21. The catalyst has been news that a smelter (400 ktpy) was forced to close following financial difficulties. The shutdown has also coincided with a series of planned smelter maintenance shutdown and further COVID-19 interruptions.

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Foreign Exchange

The U.S. dollar continued to appreciate against other major currencies during 1Q22, mainly driven by inflation. The Federal Reserve is maintaining the announced schedule of scaling back its asset purchase program.

The average exchange rate for the Brazilian real in 1Q22 was 5.230/US$ versus 5.586/US$ in 4Q21 and 5.483/US$ in 1Q21.

The average exchange rate for the Peruvian soles in 1Q22 reached 3.803/US$, up 3.9% compared to 1Q21, supported by high commodities prices and slightly positive changes in the country’s government structure.

FX	1Q22	4Q21	1Q21	1Q22 vs. 1Q21	1Q22 vs. 4Q21
BRL/USD (Average)	5.230	5.586	5.483	(4.6%)	(6.4%)
BRL/USD (End of period)	4.738	5.580	5.697	(16.8%)	(15.1%)
PEN/USD (Average)	3.803	4.023	3.662	3.9%	(5.5%)
PEN/USD (End of period)	3.680	4.002	3.744	(1.7%)	(8.0%)

Source: Bloomberg

Market | 2022 Outlook

Investors’ perception still remains positive for base metals in 2022, driven by global economies that are expected to continue growing. On the other hand, the world faced the emergence of Omicron in the beginning of the year and potential new variants of COVID-19 are still considered in 2022, which could affect the global GDP, as well as the impacts of the Russia-Ukraine war. The European economy is currently facing challenges with the limited supply of essential raw materials from Ukraine and Russia, contributing to high commodity prices, which could exacerbate the continent’s energy crisis, and which is still expected to persist in 2022-2023. Nonetheless, expectations of the U.S. interest rate hike throughout the year could be a downside for prices as higher interest rates are often associated with lower commodity prices.

Regarding the zinc fundamentals, high energy prices in Europe should be the main point of attention for supply in 2022. Smelters in Europe are partially idled and, despite one of them have announced a partial resumption, the market should be under pressure during the year. The annual benchmark TC was agreed at US$230/t for 2022, with a 5% inflator with LME prices above US$3,800/t. The agreed price is 45% higher compared to 2021, and was above the expectations of most market players, indicating tightness in the refined market.

Regarding Latin America, zinc demand is expected to pick up pace in the coming months, reverting to the normal seasonality. In March, zinc demand grew 21% compared to February. Despite the automotive sector being negatively affected by disruptions in the supply chain, it is still expected to grow 7% this year in Brazil. The clean energy growth could also support zinc demand (e.g., solar photovoltaic (PV) power generation). On the other hand, the construction sector is expected to slow down due to the high prices of building materials. Furthermore, the building market is showing signs of easing.

In terms of copper fundamentals, a slight shortfall is expected in 2022, with mine supply expected to outstrip project demand throughout the year. Broader risks to demand growth are expected in the second half of 2022, driven by higher energy prices, inflation, and supply chain disruptions that continue to mount. However, in the scrap market, availability remains robust with some projects starting to emerge in the medium-term. In the mid to long-term, the outlook for copper demand remains positive, given its role in the global transition to clean energy and the potential lack of supply that is projected from 2025 onwards.

41

Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate, including the political instability in Peru;
•	changes in global market conditions;
•	supply chain bottlenecks;
•	inflation;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of mineral reserves and mineral resources and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation and changes in taxation;
•	labor disputes or disagreements with local communities;
42

•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	currency exchange rate and interest rate fluctuations; and
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after byproduct credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

43

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

44

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR) (www.sec.gov).

45

UPCOMING EVENT

Earnings Conference Call

Date: Friday, April 29, 2022 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800 891 0015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Camila Ferreira: camila.ferreira@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

Ana Patricia Uculmana Ratto: puculmana@nexaresources.com

Antonio Cordeiro: antonio.cordeiro.ac2@nexaresources.com

46

Appendix

Income Statement	47
Information by business segment - Reconciliation	48
Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation	49
Capex	50
All in Sustaining Cash Cost | Mining	51
Conversion and All in Sustaining Cash Cost | Smelting	57
47

Income Statement

US$ million	1Q21	2Q21	3Q21	4Q21	1Q22
Net Revenue	602.9	686.2	655.1	677.9	722.1
Cost of sales	(428.9)	(469.3)	(507.0)	(583.8)	(524.8)
SG&A	(30.5)	(30.8)	(33.0)	(39.6)	(36.0)
Mineral exploration and project evaluation	(14.3)	(18.5)	(20.7)	(31.6)	(17.2)
Impairment of non-current assets	0.0	0.0	0.0	0.0	0.0
Other income and expenses, net	(8.5)	2.9	(7.1)	44.6	(20.9)
Net financial result	(74.2)	32.3	(56.6)	(38.4)	10.7
Financial income	1.9	2.0	3.5	4.0	3.7
Financial expenses	(34.2)	(35.3)	(37.6)	(35.2)	(43.4)
Other financial items, net	(41.9)	65.5	(22.5)	(7.3)	50.3
Depreciation, amortization and depletion	59.2	62.2	68.5	68.9	65.9
Adjusted EBITDA	180.0	232.7	155.4	136.2	208.5
Adj. EBITDA margin	29.8%	33.9%	23.7%	20.1%	28.9%
Income Tax	(15.0)	(80.6)	(39.8)	(17.8)	(59.6)
Net income (loss)	31.6	122.2	(9.0)	11.4	74.2
Attributable to Nexa's shareholders	22.8	109.0	(18.8)	1.4	63.0
Attributable to non-controlling interests	8.8	13.1	9.8	10.0	11.2
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	0.17	0.82	(0.14)	0.01	0.48

48

Information by business segment - Reconciliation

The internal information used for making decisions is prepared using IFRS based accounting measurements and management reclassifications between income statement lines items, which are reconciled to the condensed consolidated interim financial statements. In 2022, the Company decided to better approximate managerial information to the accounting financial statements and then, some reclassifications were made. Managerial amounts for 2021 have been reclassified to be comparable with these adjustments made in 2022. Refer to Note 2 - Information by business segment – in the Condensed Consolidated Interim Financial Statements ended on March 31, 2022.

US$ million (excepted indicated otherwise)	Previous				Actual
	1Q21	2Q21	3Q21	4Q21	1Q21	2Q21	3Q21	4Q21

Net Revenue	602.9	686.2	655.1	677.9	602.9	686.2	655.1	677.9
Mining	255.2	310.9	276.2	323.3	255.2	310.9	276.2	323.3
Smelting	467.4	522.4	523.0	516.0	468.3	520.5	521.8	511.2
Intersegment results | Adjustments	(119.7)	(147.2)	(144.1)	(161.4)	(120.6)	(145.2)	(142.8)	(156.6)

Cost of Sales	(422.8)	(464.7)	(501.9)	(576.7)	(428.9)	(469.3)	(507.0)	(583.8)
Mining	(163.6)	(176.4)	(191.1)	(188.3)	(165.9)	(177.1)	(192.6)	(191.0)
Smelting	(380.5)	(433.8)	(455.1)	(526.7)	(386.7)	(441.7)	(461.7)	(552.7)
Intersegment results | Adjustments	121.3	145.5	144.3	138.4	123.7	149.4	147.3	159.9

Selling, general and administrative	(36.5)	(35.4)	(38.2)	(46.7)	(30.5)	(30.8)	(33.0)	(39.6)
Mining	(17.2)	(16.2)	(15.4)	(21.5)	(15.6)	(15.0)	(14.1)	(20.0)
Smelting	(16.2)	(15.7)	(16.4)	(20.4)	(12.0)	(12.0)	(12.6)	(15.0)
Intersegment results | Adjustments	(3.2)	(3.5)	(6.4)	(4.9)	(2.8)	(3.7)	(6.3)	(4.6)

Mineral exploration and project evaluation	(14.3)	(18.5)	(20.7)	(31.6)	(14.3)	(18.5)	(20.7)	(31.6)
Mining	(13.0)	(16.4)	(18.5)	(27.6)	(13.0)	(16.4)	(18.5)	(27.6)
Smelting	(1.3)	(2.1)	(2.1)	(4.0)	(1.3)	(2.1)	(2.1)	(4.0)
Intersegment results | Adjustments	(0.0)	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0

Other income and expenses, net	(8.5)	2.9	(7.1)	44.6	(8.5)	2.9	(7.1)	44.6
Mining	(1.9)	(2.1)	(6.1)	(24.0)	(1.2)	(2.6)	(5.8)	(22.7)
Smelting	(6.0)	1.5	(4.8)	43.5	(4.9)	7.6	(0.8)	68.9
Intersegment results | Adjustments	(0.6)	3.5	3.8	25.1	(2.5)	(2.1)	(0.4)	(1.6)

Depreciation and amortization	59.2	62.2	68.5	68.9	59.2	62.2	68.5	68.9
Mining	37.8	41.6	47.3	48.1	37.8	41.6	47.3	48.1
Smelting	20.1	20.1	20.2	18.4	20.1	20.1	20.2	18.4
Intersegment results | Adjustments	1.3	0.4	0.9	2.4	1.3	0.4	0.9	2.4

Adjusted EBITDA	180.0	232.7	155.4	136.2	180.0	232.7	155.4	136.2
Mining	97.3	141.4	92.1	109.8	97.3	141.4	92.1	109.8
Smelting	83.6	92.5	64.8	26.9	83.6	92.5	64.8	26.9
Intersegment results | Adjustments	(0.9)	(1.3)	(1.4)	(0.4)	(0.9)	(1.3)	(1.4)	(0.4)
Adj. EBITDA margin (%)	29.8%	33.9%	23.7%	20.1%	29.8%	33.9%	23.7%	20.1%

49

Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation

Nexa manages and reports cash flows from operating activities excluding changes in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also excludes from the analysis interest and income tax payments. Management believes by excluding these measures provides investors a better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before changes in working capital to free cash flow.

US$ million	1Q22

Cash provided by operating activities	70
(-) Working capital changes	(156)
Trade accounts receivables	56
Inventory	(105)
Other assets	(8)
Payables	(56)
Other liabilities	(43)
Net cash flows from operating activities excluding working capital changes	227

Interest paid	(34)
Income tax	(59)

Sustaining CAPEX (1)	(46)

Net cash flows from operating activities excluding working capital changes	88

Other investments (2)	(10)
Aripuanã project	(27)
Loans and investments (3)	(43)
Dividends and share premium	(50)
Foreign exchange effects	31
Working capital changes	(156)

Free cash flow	(168)

(1) Non expansion investments related to sustaining and HSE. (2) Other non-expansion investments. Refer to page 6 of this earnings release for CAPEX breakdown.

(3) Loans and financing, bonds repurchase and net sales of financial investments.

For details on cash flows, please refer to the “Condensed consolidated interim statement ended on March 31, 2022.

50

Capex

US$ million	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Mining	25.2	49.0	34.7	34.5	23.5	141.6
Cerro Lindo	7.8	17.1	10.1	9.0	4.4	40.5
El Porvenir	5.0	11.4	7.9	8.3	9.0	36.5
Atacocha	2.0	2.6	2.5	4.6	1.9	11.6
Vazante	9.0	14.9	12.3	10.7	7.5	45.4
Morro Agudo	1.3	3.1	1.9	1.9	0.6	7.6
Smelting	15.4	28.8	22.9	16.2	8.3	76.3
CJM	5.7	13.9	10.4	9.7	5.6	39.6
Três Marias	6.0	8.0	4.9	3.2	1.6	17.7
Juiz de Fora	3.6	6.9	7.6	3.4	1.1	19.0
Other	42.0	86.4	86.1	65.5	52.0	290.0
Total	82.5	164.2	143.7	116.2	83.8	507.9

Sustaining (US$ million)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Mining	22.8	39.6	25.4	29.3	21.5	115.8
Cerro Lindo	7.3	15.2	9.2	7.8	4.4	36.6
El Porvenir	4.7	10.2	6.0	8.1	8.6	32.9
Atacocha	2.0	2.4	2.4	4.4	2.0	11.1
Vazante	7.7	9.2	6.0	7.2	6.1	28.6
Morro Agudo	1.1	2.5	1.7	1.8	0.5	6.6
Smelting	9.7	20.2	17.0	14.9	7.2	59.2
CJM	5.2	12.1	8.3	9.8	5.3	35.5
Três Marias	2.6	3.7	3.2	2.3	1.0	10.2
Juiz de Fora	2.0	4.4	5.5	2.8	0.9	13.5
Total Operations Sustaining	32.5	59.8	42.3	44.3	28.7	175.0
Total Corporate Sustaining	7.4	4.0	2.4	7.2	0.4	14.0

51

All in Sustaining Cash Cost | Mining (2)

1Q22

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	24,896	4,748	23,391	13,512	2,101	68,648		68,648
(+)	COGS	26.5	13.0	97.0	42.9	15.3	194.6	(1.4)	193.3
(+)	On-site G&A	0.3	0.2	0.1	0.2	0.1	0.8		0.8
(-)	By-products revenue	(2.8)	(3.1)	(87.7)	(28.6)	(14.5)	(136.7)	3.0	(133.7)
(+)	Treatment Charges	13.8	2.0	9.7	6.4	1.0	32.8		32.8
(+)	Selling Expenses	(0.3)	(0.5)	0.5	0.3	0.2	0.3		0.3
(-)	Depreciation, amortization and depletion	(5.7)	(1.2)	(29.0)	(5.8)	(3.2)	(44.9)	0.0	(44.9)
(-)	Royalties	(0.4)	(0.3)	(1.5)	(1.8)	(0.2)	(4.3)		(4.3)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(4.0)	(1.5)	(0.4)	(6.4)		(6.4)
(+)	Others	(5.5)	(0.3)	(2.4)	(0.9)	0.3	(8.9)		(8.9)
(=)	Cash Cost (Sold)	25.4	9.7	(17.4)	11.1	(1.4)	27.4	1.6	29.0
	Cash Cost (Sold) (per ton)	1,018.6	2,049.1	(745.5)	821.9	(655.0)	398.9	0.0	422.5
(+)	Sustaining Capital Expenditure	8.9	1.3	7.8	5.0	2.0	25.1	14.5	39.6
(=)	Sustaining Cash Cost (Sold)	34.2	11.1	(9.6)	16.1	0.7	52.5	16.1	68.6
	Sustaining Cash Cost (Sold) (per ton)	1,375.2	2,329.5	(410.9)	1,192.2	318.2	764.3	0.0	999.0
(+)	Workers participation & Bonus	0.4	0.2	4.0	1.5	0.4	6.4		6.4
(+)	Royalties	0.4	0.3	1.5	1.8	0.2	4.3		4.3
(+)	Corporate G&A							11.9	11.9
(=)	AISC (Sold)								91.1
(=)	AISC (Sold) (per ton)								1,327.7
(=)	AISC (Sold) in US$/lb								0.60

52

1Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	34,755	4,530	25,261	11,100	1,007	76,653		76,653
(+)	COGS	20.1	9.7	89.5	33.6	11.1	164.0	1.9	165.9
(+)	On-site G&A	0.3	0.5	0.1	0.1	0.0	1.0		1.0
(-)	By-products revenue	(2.6)	(2.1)	(89.3)	(19.9)	(9.8)	(123.8)	(0.7)	(124.5)
(+)	Treatment Charges	19.8	2.0	15.8	8.3	0.7	46.7		46.7
(+)	Selling Expenses	0.1	0.2	0.3	0.1	0.0	0.8		0.8
(-)	Depreciation, amortization and depletion	(3.8)	(1.4)	(25.5)	(6.2)	(1.5)	(38.4)	0.6	(37.8)
(-)	Royalties	(0.4)	(0.2)		(0.4)	(0.1)	(1.2)		(1.2)
(-)	Workers participation & Bonus	(0.3)	(0.2)	(6.2)	(0.0)	(0.1)	(6.7)		(6.7)
(+)	Others	(1.1)	(0.3)	2.3	(0.7)	(3.5)	(3.3)		(3.3)
(=)	Cash Cost (Sold)	32.0	8.1	(13.0)	15.0	(3.1)	39.0	1.9	40.9
	Cash Cost (Sold) (per ton)	920.7	1,784.7	(514.0)	1,349.8	(3,076.8)	508.6	0.0	533.0
(+)	Sustaining Capital Expenditure	6.8	0.6	4.4	9.0	1.9	22.8	10.3	33.2
(=)	Sustaining Cash Cost (Sold)	38.8	8.7	(8.6)	24.0	(1.2)	61.8	12.2	74.0
	Sustaining Cash Cost (Sold) (per ton)	1,116.5	1,926.2	(339.5)	2,164.4	(1,169.5)	806.2	0.0	965.7
(+)	Workers participation & Bonus	0.3	0.2	6.2	0.0	0.1	6.7		6.7
(+)	Royalties	0.4	0.2	0.0	0.4	0.1	1.2		1.2
(+)	Corporate G&A							13.3	13.3
(=)	AISC (Sold)								95.2
(=)	AISC (Sold) (per ton)								1,242.3
(=)	AISC (Sold) in US$/lb								0.56

53

2Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	33,685	4,420	30,688	12,820	1,524	83,137		83,137
(+)	COGS	22.4	11.9	95.4	37.6	12.2	179.6	(2.5)	177.1
(+)	On-site G&A	0.4	(0.0)	0.0	0.1	0.0	0.6		0.6
(-)	By-products revenue	(4.2)	(6.2)	(101.1)	(24.3)	(14.8)	(150.6)	3.8	(146.8)
(+)	Treatment Charges	16.6	1.7	19.2	6.3	0.8	44.6		44.6
(+)	Selling Expenses	0.1	0.4	0.4	0.2	0.2	1.4		1.4
(-)	Depreciation, amortization and depletion	(4.9)	(1.4)	(26.1)	(6.4)	(2.7)	(41.5)	(0.1)	(41.6)
(-)	Royalties	(0.4)	(0.2)		(0.5)	(0.2)	(1.3)		(1.3)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(4.9)	(0.8)	(0.1)	(6.3)		(6.3)
(+)	Others	(1.2)	(0.3)	(2.9)	(0.3)	2.3	(2.4)		(2.4)
(=)	Cash Cost (Sold)	28.6	5.6	(19.9)	12.0	(2.2)	24.0	1.1	25.1
	Cash Cost (Sold) (per ton)	849.1	1,260.7	(648.2)	933.6	(1,469.0)	288.8	0.0	302.4
(+)	Sustaining Capital Expenditure	9.9	1.9	9.0	8.3	4.6	33.6	5.8	39.5
(=)	Sustaining Cash Cost (Sold)	38.5	7.5	(10.9)	20.3	2.3	57.6	7.0	64.6
	Sustaining Cash Cost (Sold) (per ton)	1,142.4	1,689.0	(355.9)	1,580.4	1,532.5	693.1	0.0	777.0
(+)	Workers participation & Bonus	0.4	0.2	4.9	0.8	0.1	6.3		6.3
(+)	Royalties	0.4	0.2	0.0	0.5	0.2	1.3		1.3
(+)	Corporate G&A							12.8	12.8
(=)	AISC (Sold)								85.0
(=)	AISC (Sold) (per ton)								1,022.5
(=)	AISC (Sold) in US$/lb								0.46

54

3Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,451	3,640	23,207	14,106	2,461	79,864		79,864
(+)	COGS	27.4	14.1	94.6	36.5	14.4	186.9	5.7	192.6
(+)	On-site G&A	0.4	0.4	0.0	0.1	0.0	1.0		1.0
(-)	By-products revenue	(3.4)	(6.0)	(83.2)	(25.9)	(13.8)	(132.2)	(3.9)	(136.1)
(+)	Treatment Charges	17.1	1.3	9.7	6.1	1.4	35.6		35.6
(+)	Selling Expenses	0.1	0.7	0.5	0.1	(0.1)	1.4		1.4
(-)	Depreciation, amortization and depletion	(6.6)	(1.4)	(29.8)	(6.6)	(3.0)	(47.3)	(0.0)	(47.3)
(-)	Royalties	(0.4)	(0.3)		(0.5)	(0.2)	(1.4)		(1.4)
(-)	Workers participation & Bonus	(0.5)	(0.3)	(4.0)	(1.8)	(0.1)	(6.6)		(6.6)
(+)	Others	(2.4)	(0.7)	(0.1)	3.4	0.0	0.2		0.2
(=)	Cash Cost (Sold)	31.9	7.9	(12.2)	11.4	(1.4)	37.6	1.8	39.4
	Cash Cost (Sold) (per ton)	875.5	2,170.8	(527.2)	807.6	(551.6)	471.0	0.0	493.6
(+)	Sustaining Capital Expenditure	10.8	1.9	10.1	7.9	2.5	33.2	4.3	37.5
(=)	Sustaining Cash Cost (Sold)	42.7	9.8	(2.1)	19.2	1.2	70.8	6.1	76.9
	Sustaining Cash Cost (Sold) (per ton)	1,172.2	2,703.3	(91.5)	1,364.4	470.9	887.1	0.0	963.0
(+)	Workers participation & Bonus	0.5	0.3	4.0	1.8	0.1	6.6		6.6
(+)	Royalties	0.4	0.3	0.0	0.5	0.2	1.4		1.4
(+)	Corporate G&A							11.3	11.3
(=)	AISC (Sold)								96.2
(=)	AISC (Sold) (per ton)								1,204.8
(=)	AISC (Sold) in US$/lb								0.55

55

4Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	35,609	4,689	24,693	13,356	2,754	81,101		81,101
(+)	COGS	25.6	14.0	97.4	40.0	12.3	189.3	1.7	191.0
(+)	On-site G&A	0.6	0.3	0.1	0.1	0.1	1.1		1.1
(-)	By-products revenue	(2.8)	(3.3)	(84.6)	(34.9)	(11.5)	(137.0)	0.8	(136.2)
(+)	Treatment Charges	17.3	1.7	10.3	6.5	1.3	37.1		37.1
(+)	Selling Expenses	0.1	0.6	0.7	0.2	0.1	1.7		1.7
(-)	Depreciation, amortization and depletion	(4.8)	(1.3)	(31.3)	(6.7)	(4.0)	(48.1)	0.0	(48.1)
(-)	Royalties	(0.4)	(0.3)		(0.8)	(0.2)	(1.7)		(1.7)
(-)	Workers participation & Bonus	(0.5)	(0.3)	(3.4)	(1.2)	(0.0)	(5.3)		(5.3)
(+)	Others	(1.2)	(0.3)	0.7	1.3	4.3	4.8		4.8
(=)	Cash Cost (Sold)	34.0	11.0	(9.9)	4.4	2.4	41.8	2.5	44.4
	Cash Cost (Sold) (per ton)	953.8	2,345.2	(402.7)	330.7	862.2	515.5	0.0	546.9
(+)	Sustaining Capital Expenditure	14.5	3.1	17.1	11.4	2.6	48.5	3.3	51.8
(=)	Sustaining Cash Cost (Sold)	48.4	14.1	7.1	15.8	4.9	90.3	5.9	96.2
	Sustaining Cash Cost (Sold) (per ton)	1,359.8	3,007.1	288.3	1,180.7	1,789.1	1,113.9	0.0	1,186.1
(+)	Workers participation & Bonus	0.5	0.3	3.4	1.2	0.0	5.3		5.3
(+)	Royalties	0.4	0.3	0.0	0.8	0.2	1.7		1.7
(+)	Corporate G&A							16.8	16.8
(=)	AISC (Sold)								120.0
(=)	AISC (Sold) (per ton)								1,480.0
(=)	AISC (Sold) in US$/lb								0.67

56

FY 2021

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	140,500	17,278	103,848	51,382	7,747	320,756	0	320,756
(+)	COGS	95.5	49.7	376.9	147.7	50.0	719.8	6.8	726.7
(+)	On-site G&A	1.8	1.1	0.2	0.3	0.1	3.6	0.0	3.6
(-)	By-products revenue	(13.0)	(17.6)	(358.2)	(105.0)	(49.9)	(543.6)	(0.0)	(543.7)
(+)	Treatment Charges	70.9	6.6	55.1	27.2	4.2	164.0	0.0	164.0
(+)	Selling Expenses	0.5	1.9	1.9	0.7	0.3	5.3	0.0	5.3
(-)	Depreciation, amortization and depletion	(20.1)	(5.5)	(112.6)	(25.9)	(11.2)	(175.4)	0.5	(174.9)
(-)	Royalties	(1.6)	(1.0)	0.0	(2.3)	(0.7)	(5.5)	0.0	(5.5)
(-)	Workers participation & Bonus	(1.6)	(0.9)	(18.4)	(3.8)	(0.2)	(25.0)	0.0	(25.0)
(+)	Others	(5.9)	(1.6)	(0.0)	3.8	3.1	(0.6)	0.0	(0.6)
(=)	Cash Cost (Sold)	126.5	32.6	(55.1)	42.8	(4.3)	142.4	7.4	149.8
	Cash Cost (Sold) (per ton)	900.2	1,884.1	(530.1)	832.2	(557.7)	444.0	0.0	466.9
(+)	Sustaining Capital Expenditure	42.0	7.6	40.5	36.5	11.6	138.2	23.8	162.0
(=)	Sustaining Cash Cost (Sold)	168.4	40.1	(14.5)	79.3	7.2	280.6	31.1	311.7
	Sustaining Cash Cost (Sold) (per ton)	1,198.8	2,322.5	(139.6)	1,543.3	935.2	874.8	0.0	971.9
(+)	Workers participation & Bonus	1.6	0.9	18.4	3.8	0.2	25.0		25.0
(+)	Royalties	1.6	1.0	0.0	2.3	0.7	5.5		5.5
(+)	Corporate G&A							54.2	54.2
(=)	AISC (Sold)								396.5
(=)	AISC (Sold) (per ton)								1,236.1
(=)	AISC (Sold) in US$/lb								0.56

57

Conversion and All in Sustaining Cash Cost | Smelting (2)

1Q22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	37,902	19,008	71,422	128,332		128,332
(+)	COGS	137.7	75.2	278.5	491.4	(1.3)	490.0
(-)	Cost of freight	(4.5)	(3.1)	(13.8)	(21.5)		(21.5)
(+)	On-site G&A	0.4	0.2	2.5	3.0	0.0	3.0
(-)	Depreciation, amortization and depletion	(3.3)	(3.3)	(13.1)	(19.7)		(19.7)
(-)	By-products revenue	(2.3)	(10.6)	(57.0)	(69.9)	1.3	(68.6)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(3.8)	(4.4)		(4.4)
(+)	Others	(4.5)	(1.6)	(17.6)	(23.7)		(23.7)
(=)	Cash Cost (Sold)	123.0	56.6	175.6	355.2	0.0	355.2
	Cash Cost (Sold) (per ton)	3,245.8	2,976.5	2,458.6	2,767.8		2,767.8
(+)	Sustaining Capital Expenditure	6.0	3.6	5.7	15.4	(1.4)	13.9
(=)	Sustaining Cash Cost (Sold)	129.1	60.2	181.3	370.6	(1.4)	369.1
	Sustaining Cash Cost (Sold) (per ton)	3,405.2	3,165.0	2,538.8	2,887.5		2,876.5
(+)	Workers participation & Bonus	0.3	0.3	3.8	4.4		4.4
(+)	Corporate G&A					7.4	7.4
(=)	AISC (Sold)						380.9
(=)	AISC (Sold) (per ton)						2,968.2
(=)	AISC (Sold) in US$/lb						1.35

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	37,902	19,008	71,422	128,332
	COGS	137.7	75.2	278.5	491.4
(-)	Raw Material	(98.7)	(49.7)	(235.1)	(383.4)
(+)	By product cost	(12.1)	(1.0)	(5.1)	(18.2)
(+/-)	Consolidation effects	(2.6)	(1.8)	5.5	1.1
(+)	Others	(11.2)	(7.7)	(0.6)	(19.4)
(=)	Conversion Cost	13.1	15.0	43.2	71.4
(=)	Conversion Cost in US$/t	346.7	791.7	605.2	556.5
(=)	Conversion Cost in US$/lb	0.16	0.36	0.27	0.25

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

58

1Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	46,066	19,646	77,372	143,084		143,084
(+)	COGS	111.1	50.0	217.0	378.0	0.6	378.7
(-)	Cost of freight	(2.2)	(0.7)	(9.6)	(12.5)		(12.5)
(+)	On-site G&A	0.4	0.3	3.9	4.5	0.0	4.5
(-)	Depreciation, amortization and depletion	(3.5)	(2.9)	(13.7)	(20.1)		(20.1)
(-)	By-products revenue	(2.0)	(4.7)	(21.9)	(28.5)	0.7	(27.9)
(-)	Workers participation & Bonus	(0.2)	(0.2)	(3.0)	(3.5)		(3.5)
(+)	Others	(3.2)	(1.9)	(1.2)	(6.2)		(6.2)
(=)	Cash Cost (Sold)	100.4	39.9	171.5	311.7	1.3	313.0
	Cash Cost (Sold) (per ton)	2,178.8	2,029.0	2,216.6	2,178.6		2,187.9
(+)	Sustaining Capital Expenditure	1.6	1.1	5.6	8.3	0.4	8.7
(=)	Sustaining Cash Cost (Sold)	102.0	41.0	177.1	320.0	1.7	321.7
	Sustaining Cash Cost (Sold) (per ton)	2,213.3	2,085.0	2,289.2	2,236.7		2,248.6
(+)	Workers participation & Bonus	0.2	0.2	3.0	3.5		3.5
(+)	Corporate G&A					6.8	6.8
(=)	AISC (Sold)						332.0
(=)	AISC (Sold) (per ton)						2,320.5
(=)	AISC (Sold) in US$/lb						1.05

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	46,066	19,646	77,372	143,084
	COGS	111.1	50.0	217.0	378.0
(-)	Raw Material	(74.0)	(35.0)	(162.5)	(271.5)
(+)	By product cost	(9.7)	(0.7)	(4.7)	(15.1)
(+/-)	Consolidation effects	(8.0)	0.7	(9.1)	(16.4)
(+)	Others	(7.9)	(4.8)	(5.5)	(18.2)
(=)	Conversion Cost	11.5	10.2	35.2	56.8
(=)	Conversion Cost in US$/t	249.7	517.0	454.4	397.1
(=)	Conversion Cost in US$/lb	0.11	0.23	0.21	0.18

59

2Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	45,547	20,250	85,661	151,458		151,458
(+)	COGS	125.4	56.8	252.9	435.1	(0.7)	434.4
(-)	Cost of freight	(2.4)	(1.0)	(10.4)	(13.7)		(13.7)
(+)	On-site G&A	0.4	0.3	1.5	2.2	0.0	2.2
(-)	Depreciation, amortization and depletion	(3.4)	(3.0)	(13.7)	(20.1)		(20.1)
(-)	By-products revenue	(2.1)	(6.3)	(27.9)	(36.3)	0.6	(35.7)
(-)	Workers participation & Bonus	(0.3)	(0.3)	1.8	1.2		1.2
(+)	Others	(3.3)	(1.7)	(3.1)	(8.1)		(8.1)
(=)	Cash Cost (Sold)	114.4	44.9	201.0	360.3	(0.1)	360.2
	Cash Cost (Sold) (per ton)	2,511.1	2,216.1	2,346.9	2,378.8		2,378.0
(+)	Sustaining Capital Expenditure	3.2	3.4	9.6	16.1	(0.7)	15.4
(=)	Sustaining Cash Cost (Sold)	117.6	48.2	210.6	376.4	(0.8)	375.6
	Sustaining Cash Cost (Sold) (per ton)	2,581.0	2,382.2	2,458.6	2,485.2		2,479.8
(+)	Workers participation & Bonus	0.3	0.3	(1.8)	(1.2)		(1.2)
(+)	Corporate G&A					9.0	9.0
(=)	AISC (Sold)						383.4
(=)	AISC (Sold) (per ton)						2,531.1
(=)	AISC (Sold) in US$/lb						1.15

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	45,547	20,250	85,661	151,458
	COGS	125.4	56.8	252.9	435.1
(-)	Raw Material	(86.6)	(41.3)	(182.4)	(310.3)
(+)	By product cost	(11.4)	(0.9)	(4.0)	(16.4)
(+/-)	Consolidation effects	(6.1)	0.9	(24.7)	(29.8)
(+)	Others	(8.3)	(3.8)	(0.9)	(13.1)
(=)	Conversion Cost	12.9	11.7	40.9	65.5
(=)	Conversion Cost in US$/t	283.6	578.2	477.4	432.6
(=)	Conversion Cost in US$/lb	0.13	0.26	0.22	0.20

60

3Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	52,213	19,517	76,778	148,508		148,508
(+)	COGS	141.6	59.5	245.2	446.4	(1.2)	445.2
(-)	Cost of freight	(6.2)	(0.6)	(5.5)	(12.4)		(12.4)
(+)	On-site G&A	0.4	0.3	1.7	2.4	0.0	2.4
(-)	Depreciation, amortization and depletion	(3.6)	(3.1)	(13.5)	(20.2)		(20.2)
(-)	By-products revenue	(4.1)	(5.6)	(11.7)	(21.3)	1.2	(20.1)
(-)	Workers participation & Bonus	(0.4)	(0.3)	(0.3)	(1.0)		(1.0)
(+)	Others	(8.2)	(3.8)	(1.9)	(13.9)		(13.9)
(=)	Cash Cost (Sold)	119.6	46.3	214.0	379.9	0.0	379.9
	Cash Cost (Sold) (per ton)	2,290.2	2,374.4	2,787.3	2,558.3		2,558.3
(+)	Sustaining Capital Expenditure	4.9	7.6	10.4	22.9	0.5	23.4
(=)	Sustaining Cash Cost (Sold)	124.5	54.0	224.4	402.8	0.5	403.3
	Sustaining Cash Cost (Sold) (per ton)	2,383.7	2,765.7	2,922.6	2,712.5		2,715.8
(+)	Workers participation & Bonus	0.4	0.3	0.3	1.0		1.0
(+)	Corporate G&A					7.6	7.6
(=)	AISC (Sold)						411.9
(=)	AISC (Sold) (per ton)						2,773.5
(=)	AISC (Sold) in US$/lb						1.26

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	52,213	19,517	76,778	148,508
	COGS	141.6	59.5	245.2	446.4
(-)	Raw Material	(103.7)	(39.6)	(190.1)	(333.4)
(+)	By product cost	(11.8)	(0.7)	(6.0)	(18.4)
(+/-)	Consolidation effects	(1.1)	2.4	(12.9)	(11.6)
(+)	Others	(11.1)	(8.8)	11.2	(8.7)
(=)	Conversion Cost	14.0	12.9	47.4	74.3
(=)	Conversion Cost in US$/t	268.1	658.9	617.4	500.0
(=)	Conversion Cost in US$/lb	0.12	0.30	0.28	0.23

61

4Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	44,390	20,595	85,162	150,147		150,147
(+)	COGS	148.5	63.4	323.6	535.4	(1.5)	534.0
(-)	Cost of freight	(10.3)	(0.5)	(10.8)	(21.6)		(21.6)
(+)	On-site G&A	0.6	0.4	1.1	2.0	0.0	2.0
(-)	Depreciation, amortization and depletion	(2.6)	(2.6)	(13.1)	(18.4)		(18.4)
(-)	By-products revenue	(3.8)	(6.4)	(29.6)	(39.8)	1.5	(38.4)
(-)	Workers participation & Bonus	(0.4)	(0.4)	(8.8)	(9.6)		(9.6)
(+)	Others	(4.1)	(2.7)	(16.1)	(22.9)		(22.9)
(=)	Cash Cost (Sold)	127.8	51.1	246.1	425.1	0.0	425.1
	Cash Cost (Sold) (per ton)	2,879.6	2,482.9	2,890.2	2,831.2		2,831.2
(+)	Sustaining Capital Expenditure	8.0	6.9	13.8	28.7	(1.4)	27.3
(=)	Sustaining Cash Cost (Sold)	135.8	58.1	259.9	453.8	(1.4)	452.4
	Sustaining Cash Cost (Sold) (per ton)	3,059.8	2,819.8	3,051.9	3,022.4		3,012.9
(+)	Workers participation & Bonus	0.4	0.4	8.8	9.6		9.6
(+)	Corporate G&A					5.6	5.6
(=)	AISC (Sold)						467.6
(=)	AISC (Sold) (per ton)						3,114.3
(=)	AISC (Sold) in US$/lb						1.41

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	44,390	20,595	85,162	150,147
	COGS	148.5	63.4	323.6	535.4
(-)	Raw Material	(115.1)	(44.1)	(213.2)	(372.5)
(+)	By product cost	(11.8)	(0.9)	(5.7)	(18.3)
(+/-)	Consolidation effects	(0.5)	3.1	(52.9)	(50.2)
(+)	Others	(8.7)	(8.2)	(2.0)	(18.9)
(=)	Conversion Cost	12.4	13.4	49.7	75.5
(=)	Conversion Cost in US$/t	280.0	648.6	583.3	502.6
(=)	Conversion Cost in US$/lb	0.13	0.29	0.26	0.23

62

FY 2021

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	188,216	80,008	324,973	593,197	0	593,197
(+)	COGS	526.6	229.7	1,038.6	1,794.9	(2.7)	1,792.2
(-)	Cost of freight	(21.2)	(2.8)	(36.3)	(60.2)	0.0	(60.2)
(+)	On-site G&A	1.7	1.3	8.2	11.2	0.0	11.2
(-)	Depreciation, amortization and depletion	(13.1)	(11.7)	(54.1)	(78.9)	0.0	(78.9)
(-)	By-products revenue	(11.9)	(23.0)	(91.1)	(126.0)	3.9	(122.1)
(-)	Workers participation & Bonus	(1.3)	(1.2)	(10.3)	(12.8)	0.0	(12.8)
(+)	Others	(18.7)	(10.1)	(22.3)	(51.1)	0.0	(51.1)
(=)	Cash Cost (Sold)	462.1	182.2	832.7	1,477.0	1.2	1,478.2
	Cash Cost (Sold) (per ton)	2,455.4	2,277.4	2,562.3	2,490.0		2,492.0
(+)	Sustaining Capital Expenditure	17.7	19.0	39.3	76.0	(1.3)	74.8
(=)	Sustaining Cash Cost (Sold)	479.8	201.3	872.0	1,553.1	(0.1)	1,553.0
	Sustaining Cash Cost (Sold) (per ton)	2,549.2	2,515.4	2,683.4	2,618.2		2,618.1
(+)	Workers participation & Bonus	1.3	1.2	10.3	12.8	0.0	12.8
(+)	Corporate G&A	0.0	0.0	0.0	0.0	29.0	29.0
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	1,594.9
(=)	AISC (Sold) (per ton)						2,688.6
(=)	AISC (Sold) in US$/lb						1.22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	188,216	80,008	324,973	593,197
	COGS	526.6	229.7	1,038.6	1,794.9
(-)	Raw Material	(379.5)	(160.0)	(748.2)	(1,287.8)
(+)	By product cost	(44.7)	(3.1)	(20.3)	(68.2)
(+/-)	Consolidation effects	(15.6)	7.2	(99.6)	(108.0)
(+)	Others	(36.0)	(25.6)	2.7	(58.9)
(=)	Conversion Cost	50.8	48.1	173.1	272.1
(=)	Conversion Cost in US$/t	270.1	601.0	532.7	458.6
(=)	Conversion Cost in US$/lb	0.12	0.27	0.24	0.21

63